

deltathree

The IP Communications Network



SEC MAIL PROCESSING
RECEIVED
OCT 12 2004
WASH., D.C.
202
SECTION





04047104

Annual Report 2003



deltathree

The IP Communications Network

Founded in 1996, deltathree is a leading provider of hosted SIP-based VoIP products and services. deltathree provides private-label products, including PC-to-Phone and Broadband Phone, as well as back-office services such as billing, operations management, marketing support, and network management to service providers worldwide. deltathree's consumer division, iConnectHere, provides award-winning VoIP products directly to consumers. Our high quality Internet telephony solutions are viable and cost-effective alternatives to traditional telephone services.

Dear Stockholders, Customers, Partners and Employees,

From expanding our presence in the market for advanced VoIP solutions to improving financial performance, 2003 was a year of acceleration for deltathree. With the benefits of converged voice and data networks gaining increased visibility and end customer demand growing, the benefits of IP telephony and the outlook for VOIP based communications products and services remains stronger than ever. In 2003 we saw rising interest in VoIP technology among consumers, service providers and enterprises as well as a further acceleration of market penetration rates for broadband access. These market forces are providing powerful agents of change in the market for telecommunication services allowing consumers to free themselves from the limitations of circuit switched telephony solutions and adopt more flexible packet based IP telephony solutions.

deltathree stands at the crossroads of this shift to next generation telephony solutions with an award winning session initiation protocol (SIP) based network that allows consumers, resellers or enterprises to terminate and receive VoIP calls over broadband and narrowband connections, anywhere worldwide.

Evidence of our success in leveraging deltathree's market positioning and translating it into measurable financial results was clear on many fronts in 2003. A strong focus on financial discipline and operating efficiency allowed deltathree to increase revenues, expand gross margins and improve bottom line results. Balanced progress on each of these fronts supported our primary goal of actively pushing forward on the path to long-term profitability.

For the full year 2003 deltathree reported total revenues of $13.2 million, ending the year with two consecutive quarters of double digit gains in sequential top line growth. The rise in deltathree's 2003 revenue was driven by higher sales of our core suite of iConnectHere VoIP communications offerings and was supported by growth within our global network of international service providers and resellers partners. Our consumer VoIP offerings, sold directly by our iConnectHere online platform and our service provider and reseller network continue to be the primary business driver, accounting for the vast majority of 2003 revenues.

Our gross margins rose to 36% of revenue for all of 2003, a significant improvement compared to 31% for the full year 2002, The annual improvement in deltathree's gross margins reflects the strength of our product positioning, and the Company's success in generating higher quality and more profitable revenue streams, such as our core iConnectHere and reseller businesses.

Ultimately, our progress in growing top line revenues and expanding gross margins allowed us to improve deltathree's bottom line results continuously throughout 2003. deltathree reduced its 2003 full year GAAP net loss by 31% versus 2002 and ended the year by posting the Company's thirteenth consecutive quarter of improved bottom line results. Finally, deltathree continued to improve cash utilization as the Company moves closer to positive quarterly cash flow.

Our achievements in 2003 have set a strong foundation for the future and deltathree is taking measured steps to further accelerate our growth.

First, we are reaching out to new service providers and resellers both domestically and internationally as potential distribution channels to reach new customers worldwide. deltathree has moved aggressively to pursue this strategy as broadband penetration rates continue to increase both domestically and abroad, dial-up internet access continues to grow in developing countries, and our current and potential service provider and reseller customers look to generate new revenues by capitalizing on these trends.

Second, we are continuing to innovate new VoIP technologies and functionality to ensure we are consistently delivering our worldwide customers and reseller partners the highest value telecommunications solutions available.

Third, based on the rise in call traffic and the growing demand for deltathree VoIP communication services in countries around the world, deltathree is expanding the breadth and depth of our termination capabilities. The rising demand for deltathree's innovative and award winning VoIP communications services combined with our intense focus on operational execution and efficiency continue to serve as a foundation for delivering on our stated goals.

In conclusion, 2003 was a year of significant progress for deltathree as we firmly reestablished top line growth, and successfully built on the rise in VoIP penetration and visibility among consumers as well as enterprise customers. On behalf of the management team of deltathree, I would like to thank all our customers, employees, strategic partners and stockholders for their contributions and support throughout 2003.

Sincerely,



Shimmy Zimels

President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1 to Form 10-K)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2003

Commission File Number: 000-28063

DELTATHREE, INC.

(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-4006766 (I.R.S. employer identification no.)
75 Broad Street, 31st Floor New York, New York 10004 (Address of principal executive offices)	10004 (Zip code)

Registrant's telephone number, including area code: (212) 500-4850

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which the Securities are Registered
Class A Common Stock, par value $0.001 per share	Nasdaq SmallCap Market

Indicate by a check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the Class A common stock held by non-affiliates of the Registrant based upon the closing price of the Class A common stock as reported by The Nasdaq Stock Market on June 30, 2003 was $5,377,878. Solely for purposes of this calculation, shares beneficially owned by directors and officers of the Registrant and persons owning 5% or more of the Registrant's Class A common stock have been excluded, in that such persons may be deemed to be affiliates of the Registrant. Such exclusion should not be deemed a determination or admission by the Registrant that such individuals or entities are, in fact, affiliates of the Registrant.

The number of shares outstanding of the Registrant's capital stock as of April 28, 2004 is as follows:

Title of Each Class	Number of Shares Outstanding at April 28, 2004
Class A Common Stock, $0.001 par value	29,576,157

EXPLANATORY NOTE

This document is a compilation of the Company's Form 10-K originally filed on March 30, 2004 and Form 10-K/A (the "Amendment") filed on April 29, 2004. This document incorporates Part I and Part II from the Company's Form 10-K originally filed on March 30, 2004 and Part III and Part IV from the Amendment. Information required by Part III of Form 10-K, incorporated in the Amendment, filed on April 29, 2004, was omitted from the Company's Form 10-K as originally filed on March 30, 2004.

DELTATHREE, INC.
2003 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

DELTATHREE, INC.
2003 ANNUAL REPORT ON FORM 10-K

The statements in this annual report that are not descriptions of historical facts may be forward-looking statements. Those statements involve substantial risks and uncertainties. You can identify those statements by the fact that they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "project" or other terms of similar meaning. Those statements reflect management's current beliefs, but are based on numerous assumptions, which we cannot control and that may not develop as we expect. Consequently, actual results may differ materially from those projected in the forward—looking statements. Among the factors that could cause actual results to differ materially are: uncertainty of financial estimates and projections, the competitive environment for Internet telephony, our limited operating history, changes of rates of all related telecommunications services, the level and rate of customer acceptance of new products and services, legislation that may affect the Internet telephony industry, rapid technological changes, and the risks, uncertainties and other matters discussed below under "Risk Factors" and elsewhere in this annual report and in our other periodic reports filed with the U.S. Securities and Exchange Commission.

PART I

ITEM 1. BUSINESS

General

We are a provider of integrated Voice over Internet Protocol (VoIP) telephony services. We were founded in 1996 to capitalize on the growth of the Internet as a communications tool by commercially offering Internet Protocol (IP) telephony services. IP telephony is the real time transmission of voice communications in the form of digitized "packets" of information over the Internet or a private network, similar to the way in which e-mail and other data is transmitted. Our business currently includes: the provision of enhanced Web-based and other communications services to individual consumers under our iConnectHere brand name; the provision of enhanced Web-based and other communications services to international resellers, under either their own brand name, a white-label brand, and/or our iConnectHere brand name; the provision of a total "Hosted Communications Solution" that enables resellers, corporate customers and service providers to offer private label telecommunications to their customer bases, and; the transmission of voice and data traffic for communications carriers.

We have built a privately-managed, global network using IP technology and offer our customers a unique suite of IP telephony products, including: PC-to-Phone, Phone-to-Phone, and Broadband Phone. We differentiate ourselves from our competitors by providing a robust set of value-added services that enables us to effectively address the challenges that have traditionally made the provision of telecommunications services difficult. These operations management tools include: account provisioning; e-commerce based payment processing systems; billing and account management; and customer care. We are able to provide our services at a cost to users that is generally lower than that charged by traditional carriers because we minimize our network costs by using efficient packet-switched technology and we generally avoid local access charges and by-pass international settlement charges by routing international long distance calls over our privately-managed network.

Prior to 1999, our focus was to build a privately-managed, global network utilizing IP technology, and our business primarily consisted of carrying and transmitting traffic for communications carriers over our network. Beginning in 1999, we began to diversify our offerings by layering enhanced IP telephony services over our network. These enhanced services were targeted at consumers and were primarily accessible through our consumer Web site. During 2000, we began offering services on a co-branded or private-label basis to service providers and other businesses to assist them in diversifying their product offerings to their customer bases. Our privately-managed IP network received the Best Built Public Network Award for excellence in IP services/applications at SUPERCOMM 2000. We were also recognized as the best IP telephony provider by SmartMoney magazine and PC World Magazine during 2000. We were recognized for our innovative Broadband Phone offering during 2001, receiving both the TMC Labs Innovation Award, and the Communications SOLUTIONS® magazine Product of the Year Award. In 2001, we continued to enhance our unique strengths through our pioneering work with the Session Initiation Protocol (SIP), an Internet Engineering Task Force standard that has been embraced by industry leaders such as Microsoft and the 3rd Generation Partnership Project (3GPP), which is a global cooperation between six organizational partners who are recognized as the world's major standardization bodies from the United States, Europe, China, Japan and Korea. In 2001, we also announced the launch of our state-of-the-art SIP (Session Initiation Protocol) infrastructure, and we became one of the first service providers to have built an end-to-end SIP network. During 2002, our continuing SIP efforts resulted in our launch of our SIP-based dialer, and in 2003 we continued to add new devices, new features and new calling plans to our offerings. These efforts continue to position us as one of the leading providers of VoIP services.

Recent Developments

As disclosed in a Schedule 13D filing with the SEC, in connection with its periodic review of its portfolio investments, Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey") has since November 25, 2003 disposed of an aggregate amount of 5,050,000 shares of our Class A common stock. All of the sales of common stock executed after December 15, 2003 were undertaken in accordance with a Rule 10b5-1 Sales Plan of Atarey and pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"). As of the date hereof, Atarey beneficially holds 14,908,752 shares of our common stock, representing approximately 50.8% of our issued and outstanding shares of common stock.

The Increasing Significance of IP Communications

Historically, the communications services industry has transmitted voice and data over separate networks using different technologies. Traditional carriers have typically built telephone networks based on circuit switching technology, which establishes and maintains a dedicated path for each telephone call until the call is terminated. Although a circuit-switched system reliably transmits voice communications, circuit switching does not efficiently utilize transmission capacity. When a telephone call is placed, a circuit is established, and the circuit remains dedicated for transmission of the call and is therefore unavailable to transmit any other call.

Data networks have typically been built utilizing packet switching technology, such as IP, which divides signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits and does not require a fixed amount of bandwidth to be reserved for each transmission. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than a circuit-switched network.

Traditional telecommunications carriers have historically avoided the use of packet switching for transmitting voice calls due to poor sound quality attributable to delays and lost packets which prevent real-time transmission. However, recent improvements in packet switching, compression and broadband access technologies, improved hardware and the use of privately-managed networks (such as our network) have significantly improved the quality of packet-switched voice calls, allowing for real-time transmission. Service providers that use privately-managed networks are able to reduce packet loss and latency, or delay, because they are able to control the amount, timing and route of data transmitted.

As a result, packet switching technology enables service providers to converge their traditional voice and data networks and more efficiently utilize their networks by carrying voice, fax and data traffic over the same network. The improved efficiency of packet-switching technology creates network cost savings that can be passed on to the consumer in the form of lower long distance rates. In addition, international telephone calls carried over the Internet or private IP networks are less expensive than similar calls carried over circuit-switched networks primarily because they bypass the international settlement process, which represents a significant portion of international long distance tariffs.

Frost & Sullivan, a market research firm, estimates that VoIP communications services will grow to represent approximately 75% of worldwide voice services and revenues from the VoIP marketplace will surpass $171 billion by the end of 2007. Beyond cost savings, we believe that advanced IP communications technologies will further the potential for the Internet to become the preferred medium of communications and commerce.

Limitations of Existing IP Communications Solutions

Although the growth of IP telephony historically has been limited by poor sound quality attributable to delays and packet loss, recent technological advancements have significantly improved the quality of packet-switched telephone calls. As a result, several large long distance carriers, including AT&T and Sprint, have announced IP telephony service offerings.

In addition, many smaller service providers have begun to offer low-cost Internet telephony services from PCs to telephones and from telephones to telephones. Many of these service providers, however, offer their services only in certain geographic areas and provide limited services. In addition, many of these service providers rely solely on the public Internet for transmission, rather than a privately-managed IP network. In using only the public Internet rather than a privately-managed IP network for transmission, these service providers have less control over the network management and monitoring functions that are necessary to ensure quality of service.

Our Products and Services

Products.

We have built a privately-managed, global network using IP technology and offer our customers a unique suite of IP telephony products. Our enhanced IP communication products (which represented 92.1% and 60.2% of our revenues in 2003 and 2002, respectively) include:

PC-to-Phone. Our PC-to-Phone offering enables a user to conveniently and inexpensively place a call to a standard telephone anywhere in the world directly from a personal computer while remaining on-line. In order to use this product, a user need only download our software from our Web site and have access to the Internet. Once our software is downloaded, the user is able to place a call from the user's personal computer and, while browsing the Web, speak to a party who uses a standard telephone. Alternatively, users of Microsoft's MSN Messenger software can access our PC-to-Phone product through the "Make a phone call" function without the need to download any other software.

We are able to provide our PC-to-Phone offering at rates generally lower than those charged for traditional circuit switched calls. We are able to charge lower rates because our service utilizes packet-switched technology and because it routes calls directly from the user's Internet connection onto our privately-managed IP network and to the called destination, thus avoiding access and settlement rates associated with traditional international and domestic long distance telecommunications services. PC-to-phone is currently our most popular product offering.

Phone-to-Phone. Our Phone-to-Phone offering enables a user to inexpensively place a call or send a fax from a standard telephone or a fax machine to anywhere in the world. Phone-to-Phone calls originate and terminate on the public switched telephone network (PSTN), but travel primarily over our privately-managed IP network. Similar to our PC-to-Phone product, our Phone-to-Phone product is generally less expensive than services of traditional carriers. Users can access our Phone-to-Phone product by dialing a local or toll-free access number and providing a PIN number. We currently offer toll-free access numbers in Austria, Canada, Finland, France, Germany, Hong Kong, Italy, Sweden, Switzerland, the United Kingdom and the United States. Users are charged for toll and long distance calls on a per-minute basis. We and our private-label partners receive payment for these calls by debiting pre-paid user accounts opened on-line and through the sale of pre-paid calling cards.

Broadband Phone. In early 2001, we successfully deployed the world's first commercially available Broadband Phone offering. Our Broadband Phone product is a complete phone replacement solution available to business and consumer customers over the "last mile" through broadband connections via cable modem, DSL or fixed wireless. Broadband Phone challenges the traditional PSTN and circuit switched networks with a full VoIP solution. With our high call quality, "always on" reliability and increased functionality provided by the high bandwidth access line, we are able to offer potential partners and their customers some of the most sophisticated VoIP solutions available in the market through a highly scalable, low-cost and easily implemented product. Broadband Phone is designed to take advantage of how people communicate, building on the current customer experience by allowing them to use their existing phone. In addition to offering traditional telecommunications capabilities, Broadband Phone enables a user to conveniently retrieve e-mail, voice mail and faxes, as well as send e-mail, from a single source. For our potential partners, the turnkey solution is delivered with our full back-end infrastructure, including customer service for end users, customer service for service providers, pricing information, billing and provisioning and fraud services. Additionally, Broadband Phone is a technology-neutral solution, easily integrated (a variety of devices are available to plug directly into a PC or IP network) so as to allow broadband providers to begin delivering our voice solution rapidly.

Carrier transmission services. In addition to our enhanced IP communication products, in order to maximize the use of our available network capacity, we offer carrier transmission services over our privately-managed IP network to telecommunications carriers.

Services.

We differentiate ourselves from our competitors by providing a robust set of value-added services that enables us to effectively address the challenges that have traditionally made the provision of telecommunications services difficult. These operations management tools include the following:

- *account provisioning:* we provide our customers with a dedicated Web page through which they can order additional services or accounts, generate and activate PINs and perform other customary implementation functions;

- *payment processing systems:* we provide our customers with a fraud detection and prevention system to permit secure credit card transactions over the Web;

- *billing and account management:* we provide our customers with real-time, Web-based access to billing records to check billing and usage information or to increase prepaid accounts; and

- *customer care:* we have moved and consolidated traditional first tier customer care functions onto the Web for ease and flexibility and support this with second tier customer care via toll-free access.

iConnectHere

We began marketing our on-line consumer offering under the iConnectHere brand name in September 2000 in connection with the formal roll-out of our Hosted Communications Solution. At that time, we also decided to eliminate our free on-line service and to move away from a business model focused on consumers with a high acquisition cost. We have positioned iConnectHere as a powerful showcase and test facility for our current and future products and services. iConnectHere demonstrates our products, services and hosting capabilities to other business customers and service providers. Through iConnectHere, an account holder can access PC-to-Phone, Phone-to-Phone, Broadband Phone and the full range of our back-end infrastructure and support. Additionally, iConnectHere permits us to collect usage information on our products and services and enables us to provide our partners with key information and recommendations regarding implementation of our products and services.

Through iConnectHere, consumer users can:

- sign up for any of our services, including PC-to-Phone, Phone-to-Phone, and Broadband Phone;
- download our software;
- recharge their accounts, either by entering their credit card information or authorizing automatic recharging;
- send a PC-to-phone call;
- check real-time billing and usage information;
- communicate by e-mail with a customer service representative;
- view answers to frequently-asked questions.

iConnectHere Marketing, Advertising and Promotional Programs

We have developed and will continue to develop diversified marketing, advertising and promotional programs to stimulate demand for our iConnectHere services. Our marketing, advertising and promotional programs include:

On-line agent commission program. We have developed a Web-based agent program that allows for rapid agent enrollment and agent account maintenance. Agents may devise their own marketing programs, including Web-links, direct mail campaigns or co-branding of our services in select markets. Agents receive as commissions a percentage of revenue generated from end users who sign up for our services through the agent's Web site. We believe that providing our agents with easy, on-line access to these marketing tools helps us to maximize the number of agents selling our services while significantly reducing the resources needed to recruit agents.

Off-line agent commission program. Our off-line agent commission program allows non-Web agents to design their own marketing programs to solicit sales of our services. Off-line agents market and advertise through traditional channels such as newspaper and magazine advertisements, direct mail campaigns and telemarketing campaigns. Off-line agents receive a percentage of revenue generated from users who sign up for our services through the agent's programs. We currently have relationships with more than 30 off-line agents that have generated revenue for us.

Reseller program. We offer individuals and businesses the opportunity to become resellers of our services through our reseller program. Resellers are able to purchase bulk iConnectHere account numbers at reseller specific rates that they are then able to resell these accounts to private individuals under the iConnectHere brand, their own brand, or as "white-label" product (i.e., no brand name is indicated).

Microsoft Messenger Affiliation. Through our relationship with Microsoft, we provide PC-to-Phone service for Microsoft MSN Messenger users, to any phone number in the world. Within the Microsoft MSN Messenger program, choosing us is similar to choosing a long distance provider. With a click of the mouse, consumers can select us (under our iConnectHere brand) when utilizing the voice function bundled into the Microsoft software applications. When consumers choose us, we provide the network call delivery and termination as well as all the billing and customer relationship aspects of the service. By way of this relationship, we gain exposure to millions of current Microsoft MSN Messenger users.

Our Hosted Communications Solution

Our "Hosted Communications Solution" leverages our VoIP expertise and delivers to our resellers, corporate customers and service providers a highly customizable, private-label suite of VoIP products and services. Using our award-winning infrastructure, we enable these enterprises to offer their customers any combination of our basic products and services, accessible through a single account. We believe that our Hosted Communications Solution brings our customers the value-added services they need to leverage their strong customer bases and generate new revenues. We have dedicated significant resources to this area of our business and anticipate significant growth in the number of businesses to which we provide our Hosted Communications Solution.

With each new module that is added to our suite of VoIP products and services, customers can realize new revenue streams from their existing customer base and make their own offering even more powerful in attracting new customers. The products and services delivered under our Hosted Communications Solution are operative 24 hours a day, 7 days a week and are supported at all times by our Network Operations Center ("NOC") and our customer care center.

Future Products—Broadband focus

The market for broadband access services is projected to grow significantly over the next several years. Broadband access alone, however, is not a complete solution. As infrastructure pipes become commodities, maintaining margin and profitability on them is becoming increasingly difficult for service providers. We believe that broadband market success will be determined by the ability to layer high-margin enhanced services and applications over the infrastructure. Market leaders will need innovative, value-added solutions to maintain customers, reduce churn and grow their customer base.

We have been developing a suite of next-generation Broadband Phone products that we believe will encompass a rich sub-set of the voice-related services broadband providers will seek to deploy in the near-term. These products will build on our original Broadband Phone offering, and include a more diverse set of devices (both hardware devices as well as "soft-phones") along with additional value-added functionality and features that will appeal to a wide potential customer-base.

Our Network

In order to deliver unique VoIP services, we operate a privately-managed IP telephony network. By managing our network, we have the ability to regulate traffic volumes and to directly control the quality of service from each originating point of presence ("POP") to the termination point via a variety of termination options. In addition, our network allows us to avoid the significant transmission delays associated with the Internet, which may impede delivery of high quality, reliable services to our users. Since the protocols used by the network are highly standard protocols, our IP network has a tight connection to the public Internet, allowing us to use the Internet as a backup facility. This unique situation, where our IP network is considered a high-quality extension of the Internet, allows our customers to enjoy best-of-breed functionality: high quality, low jitter and low connection delay, on the one hand, and global reach and universal access, on the other hand.

During 2001, in conjunction with our relationship with Microsoft and over 12 months of work, we rolled out our state of the art SIP (Session Initiation Protocol) infrastructure. Our SIP network currently powers the majority of our offerings, including our Microsoft relationship. The SIP protocol is one of the most advanced VoIP protocols and unlike its predecessors, which were modeled after traditional telephony protocols, SIP has the ability to scale with a distributed architecture and at a lower cost. SIP's superior attributes also include faster and more cost effective development and lower hardware requirements, which allows us to incur lower capital expenditure costs. During 2004, we intend to continue to expand our offerings on this network. At the same time, we continue to build our SIP expertise through relationships with other SIP leaders such as Cisco and Microsoft.

Backbone

Our network is built around a redundant, high availability backbone that connects Los Angeles, New York and London. In each of these locations there are multiple interconnections or peering arrangements with Internet backbone providers. These points are strategically located to allow access from our network to and from the Internet with the best performance. The backbone is based on Cisco routing equipment utilizing Hot Standby Routing Protocol. In order to achieve maximum redundancy, our network has several connections to the public Internet. While operating as a private extension of the Internet, the backbone has a high level of security designed to isolate it from security threats found on the public Internet.

Origination Access

Access to our network is possible through several points. Users may access services through PSTN connections (toll free and local access). Carrier transmission access is aggregated through our switch in New York or through any one of our POPs directly. Call origination is possible from the PC-to-Phone product, using our downloadable software client or using a Web browser, Microsoft Messenger or Broadband Phone. These calls enter our network from the Internet through our interconnect points with the Internet. We carefully manage each originating port and utilize innovative capacity planning tools and techniques to provide the best and most cost effective service to customers.

Termination

Our network can terminate calls through any of our POPs and termination providers' POPs. Termination decisions are based on a sophisticated Least Cost Routing system which applies routing rules based on origination point, time of day, termination cost and other factors. These rules are constantly updated to ensure maximum economic and quality efficiency. Our network has termination facilities that enable us to interconnect with multiple carriers. This allows us to refile traffic to our own switch, giving us the ability to route calls to virtually anywhere in the world. Each termination port is carefully managed with innovative capacity planning tools and techniques to provide the best and most cost effective service to customers, along with multiple termination options to ensure the highest possible levels of redundancy.

Network Services

Our network supports several application building services on the network level, including:

Programmable Interactive Voice Response (PIVR). Our network is capable of playing a configurable voice prompt to enable it to provide applications such as pre-paid calling cards. PIVR services are highly programmable and can be customized to fulfill a variety of customer needs. The configuration of the PIVR is controlled from a central location, enabling efficient management and faster maintenance in the event of malfunctions.

Real Time AAA. We are able to authenticate, authorize and account (AAA) for inbound services through the network's real time radius protocol. Whether services are pre-paid or post-paid, the network will disconnect the call when the user's account balance runs out. These protocols interface with the billing system to rate the calls correctly and allow access to permitted services only. Authentication may be customized to utilize numbers, textual strings, credit card numbers and more.

Reporting Tools. All network services are accounted for in real time, generating Call Detail Records. These records are aggregated in real time to both the billing systems, for rating, and to the data warehouse, which provides access to the information by the marketing, financial, capacity planning and operational groups through a client or Web interface using advanced OLAP cubes.

The Network Operations Center (NOC). Our NOC monitors and manages our network from a central location, seven days a week, 24 hours a day. The NOC monitors all aspects of our network, including the routers, databases, switches, leased lines, Internet connections, gatekeepers and gateways, to ensure that they are functioning at optimal levels. In the event of a failure of any of these network components, NOC personnel are provided with a real time, systems generated notification via an instant messaging system consisting of pagers, cellular phones, screen pop-ups and e-mail, which identifies the malfunction so that proper measures can be taken to restore service in a timely fashion. Our NOC utilizes a combination of proprietary and leading industry technologies, including Hewlett-Packard Open View software and Ericsson IPT management console, as well as unique applications developed by us. The NOC serves all of the different parts of our operations environment, including network nodes, Web servers and specific applications.

Customer Care. Our services are supported by our on-line interactive customer service and billing center, which enables an end user to set up an account, receive an account number and a PIN, pay by credit card for services, find answers to frequently asked questions and contact customer service representatives. Once a user has established an account, the user can prepay for additional usage by credit card as well as access real-time detailed information such as call logs and transaction records. Through the on-line billing system, a user can personalize the billing information to select the data most relevant to them. This on-line interactive customer service and billing center is supported by a human customer care contact center that provides voice and e-mail support to the customers.

Proprietary Rights

We rely or expect to be able to rely on trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our proprietary rights.

We have registered trademarks for "deltathree™" and "iConnectHere.com™" in the United States. However, these trademarks may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. We do not own any registered copyrights.

To further safeguard our intellectual property, we have a policy that requires our employees to execute confidentiality and technology ownership agreements when they begin their relationships with us.

Regulatory Environment

Regulation of IP Telephony

The use of the Internet and private IP networks to provide telephone service is a relatively recent market development. While the provision of voice communication services over the Internet and private IP networks is currently permitted under United States law, some foreign countries have laws or regulations that may prohibit voice communications over the Internet or using private IP networks. Increased regulation of the Internet may slow its growth, particularly if many countries impose restrictive regulations. Increased regulation of the Internet and/or IP telephony providers or the prohibition of Internet and IP telephony in one or more countries, more aggressive enforcement of existing regulations in such countries or our failure or the failure of our network partners to comply with applicable regulations could materially adversely affect our business, financial condition, operating results and future prospects.

United States. Based on information users provide to us when they signed up to use our services, we estimate that approximately 35% of our IP communications services are provided to carriers or users in the United States. We believe that, under United States law, based on specific regulatory classifications and recent regulatory decisions, the IP communications services that we provide constitute information services (as opposed to regulated telecommunications services). As such, our services are not currently regulated by the Federal Communications Commission (FCC) or state agencies charged with regulating telecommunications carriers. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulation governing universal service funding, payment of access charges, disclosure of confidential communications and tax issues. We cannot assure you that our services will not be regulated in the future. Several efforts have been made or are currently being considered in the United States to enact federal legislation that would either regulate or exempt from regulation communications services provided over the Internet.

In addition, the FCC is currently considering reforms to universal service funding and may consider whether to impose various types of charges, other common carrier regulations and/or additional operational burdens upon some providers of Internet and IP telephony. The FCC has stated that the development of new technologies, such as IP telephony, may increase the strain on universal service funding. In that regard, the FCC is currently reviewing whether to extend universal service obligations to non-traditional providers such as facilities-based providers of broadband Internet services.

Several other carriers have asked the FCC to make definitive rulings regarding the classification of their IP telephony services. In response to one of those requests, the FCC determined that a particular free, peer-to-peer IP application is an interstate information service. The FCC's ruling applies only to that particular application and does not affect the regulatory classification of the services we offer. In addition, the FCC has initiated a generic proceeding to investigate the legal and regulatory framework for all IP-enabled services, including IP telephony services. Thus, the regulatory classification issue is now before the FCC. Any ruling by the FCC on the regulatory considerations affecting Internet and IP telephony services will affect our operations and revenues.

If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC might require providers of Internet and IP telephony services to be subject to traditional common carrier regulation, make universal service contributions and/or pay access charges. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation, which would apply to Internet and IP telephony providers.

State regulatory authorities may also retain jurisdiction to regulate the provision of, and impose charges on, intrastate Internet and IP telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such. Many of the states that have looked at the regulation of IP telephony services have deferred consideration of the issue pending the outcome of the FCC's proceedings. Although, at least one state has ordered that access charges apply to the termination of IP telephony calls provided by a particular carrier and another state has ordered an IP telephony provider to submit to state regulation. The latter decision later was overturned in federal district court and is currently on appeal. In addition, several state commissions have participated in the FCC's proceedings and have advocated imposing traditional common carrier regulation on Internet and IP telephony providers. Rulings by the state commissions on the regulatory considerations affecting Internet and IP telephony services could affect our operations and revenues.

International. The regulatory treatment of Internet and IP telephony outside of the United States varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony may also prohibit Internet and IP telephony. Other countries permit, but regulate Internet and IP telephony. Some countries will evaluate proposed Internet and IP telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. Finally, in many countries Internet and IP telephony has not yet been addressed by legislation or regulatory action.

In 2003 the European Commission adopted directives for a new framework for electronic communications regulation that, in part, attempt to harmonize the regulations that apply to services regardless of the technology used by the provider. Under the New Regulatory Framework, there is no distinction in regulation made based upon technology between switched or packet-based networks. As a result, some types of IP telephony services may be regulated like traditional telephony services while others may remain free from regulation. We cannot predict what future actions the European Commission and courts reviewing the New Regulatory Framework may take regarding IP telephony and related matters, or what impact, if any, such actions may have on our business.

Based on the Commission's current position, we believe that most providers of IP telephony should be subjected to no more than a general authorization or declaration requirement by the European Union Member States. The Member States of the European Union are: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. However, since the Commission's findings on IP telephony are not binding on the Member States, we cannot assure you that the services provided over our network will not be deemed "voice telephony" subject to heightened regulation by one or more EU Member States. For example, the United Kingdom has opened a proceeding to review the regulation of Internet-based voice services.

As we make our services available in foreign countries, and as we facilitate sales by our network partners to end users located in foreign countries, such countries may claim that we are required to qualify to do business in the particular foreign country. Such countries may also claim that we are subject to regulation, including requirements to obtain authorization for the provision of voice telephony or other telecommunications services, or for the operation of telecommunications networks. It is also possible that such countries may claim that we are prohibited in all cases from providing our services or conducting our business as conducted in those countries.

Our network partners may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, comply with regulations, including requirements to obtain authorizations for the provision of voice telephony or other telecommunications services or for the operation of telecommunications networks, or to cease providing services or conducting their business as conducted in that country. We cannot be certain that our network partners either are currently in compliance with any such requirements, will be able to comply with any such requirements, and/or will continue in compliance with any such requirements.

Other Regulation Affecting the Internet

United States. Congress has recently adopted legislation that affects certain aspects of the Internet, including on-line content, user privacy, national security and taxation. For example, the extension of the Internet Tax Freedom Act prohibited certain taxes on Internet uses through November 1, 2003. Congress currently is considering whether to extend the Internet tax prohibition and debating the effect of the Internet Tax Freedom Act on IP telephony services. Congress did not temporarily extend the prohibition pending its decision. As a result, some taxes may be able to be imposed on Internet uses until Congress takes further action. We cannot predict whether substantial new taxes will be imposed on our services. In addition, Congress, the FCC and other federal entities are considering other legislative and regulatory proposals that would further affect the Internet, including with regard to broadband networks used to support high-speed Internet access services. Congress is, for example, currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud and privacy. Various states have adopted and are considering Internet-related legislation.

International. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive on data protection that imposes restrictions on the processing of personal data. Under the directive, personal data may not be collected, processed, used for other purposes or transferred outside the European Union unless certain specified conditions are met. In addition, persons whose personal data is processed within the European Union are guaranteed a number of rights. The directive may affect companies that collect or transmit information over the Internet from individuals in the European Union Member States. In particular, companies with establishments in the European Union may not be permitted to transfer personal data to countries that do not maintain adequate levels of data protection.

In addition, the European Union has adopted a separate, complementary privacy directive that pertains to the telecommunications sector. This directive establishes certain requirements with respect to, among other things, the confidentiality, processing and retention of subscriber traffic and billing data, security of services and networks, subscriber rights to non-itemized bills, and the presentation and restriction of calling and connected line identification. In addition, a number of European countries outside the European Union have adopted, or are in the process of adopting, rules similar to those set forth in the European Union directives. Although we do not engage in the collection of data for purposes other than routing calls and billing for our services, the data protection directives are quite broad and the European Union privacy standards are stringent. Accordingly, the potential effect of these data protection rules on the development of our business is uncertain.

Competition

We compete primarily in the market for enhanced IP communications services. This market is highly competitive and has numerous service providers.

The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining our success in the Internet and IP communications market are:

- quality of service;
- the ability to meet and anticipate customer needs through multiple service offerings and feature sets;
- responsive customer care services;
- price.

Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger subscriber bases than we have, and have been in operation for many years. We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing initially on instant messaging, although we expect them to begin to provide PC-to-Phone services, and Broadband phone services.

IP Telephony Providers. Many companies provide, or are planning to provide, certain portions of the complete communications solution we offer, including, iBasis, Inc., ITXC Corp., Net2Phone, and Vonage.

Traditional Telecommunications Carriers, and Broadband Services Providers. Several traditional telecommunications companies, including industry leaders such as AT&T, Sprint, Deutsche Telekom, WorldCom and Qwest Communications International, and established broadband services providers, such a Time Warner, Comcast, and Cablevision have announced their intention to offer enhanced Internet and IP communications services in both the United States and internationally. All of these competitors are significantly larger than we are and have:

- substantially greater financial, technical and marketing resources;
- larger networks;
- a broader portfolio of services;
- stronger name recognition and customer loyalty;
- well-established relationships with many of our target customers;
- an existing user base to which they can cross-sell their services.

These and other competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of our competitors enjoy economies of scale that can result in lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry.

Employees

As of December 31, 2003, we employed 82 full-time and 21 part-time employees, of which 86 were located in Israel, and 17 were located in New York. We consider our relationship with our employees to be good. None of our employees is covered by collective bargaining agreements.

Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 31 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

ITEM 2. PROPERTIES

We maintain our executive offices at 75 Broad Street, New York, New York under a lease with an annual rent of approximately $650,000, increasing annually to $815,000 during the final year of the lease. The lease term extends until July 2010, with an option to extend the lease for an additional five years. In October 2003 we entered into a sub-lease agreement with a third party to sub-lease approximately 30% of the overall the New York office space. The annual sub-lease income is approximately $148,000 for the first year, increasing annually to $168,000 during the final year of the lease and extends until July 2010.

We lease a 1,440 square meter office, which houses our research and development facilities, at the Jerusalem Technology Park, Jerusalem, Israel at an annual cost of $ 292,000. The lease term that expired in February 2003 contained an option to extend the lease for an additional five years. In June 2002 we signed an extension agreement for additional three years, commencing February 2003, at an annual cost of $201,600, for 1,056 square meters, with the remaining 384 square meters to be returned to the building owner.

ITEM 3. LEGAL PROCEEDINGS

We, as well as certain of our former officers and directors, have been named as defendants in a number of purported securities class actions in Federal District Court for the Southern District of New York, arising out of our initial public offering in November 1999 (the "IPO"). Various underwriters of the IPO also are named as defendants in the actions. The complaints allege, among other things, that the registration statement and prospectus filed with the Securities and Exchange Commission for purposes of the IPO were false and misleading because they failed to disclose that the underwriters allegedly (i) solicited and received commissions from certain investors in exchange for allocating to them shares of our stock in connection with the IPO and (ii) entered into agreements with their customers to allocate such stock to those customers in exchange for the customers agreeing to purchase additional shares in the aftermarket at predetermined prices. On August 8, 2001, the court ordered that these actions, along with hundreds of IPO allocation cases against other issuers, be transferred to Judge Scheindlin for coordinated pre-trial proceedings. In July 2002, omnibus motions to dismiss the complaints based on common legal issues were filed on behalf of all issuers and underwriters. On February 19, 2003, the Court issued an opinion granting in part and denying in part those motions to dismiss. The complaint against the Company was not dismissed as a matter of law. These cases remain at a preliminary stage and no discovery proceedings have taken place. We believe that the claims asserted against us in these cases are without merit and intend to defend ourselves vigorously against them. A proposed settlement agreement between the plaintiffs and issuer defendants is in the process of being negotiated and approved.

We are not a party to any other material litigation and are not aware of any other pending or threatened litigation that could have a material adverse effect on us or our business taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We held our Annual Meeting of Stockholders (the "Meeting") on December 8, 2003. The following matters were submitted to our stockholders for their vote, and the results of the votes taken at the Meeting were as follows:

(1) Eight Directors were elected for a term of one year:

(a) Noam Bardin: 27,780,683 votes for; 21,616 votes against;
(b) Ilan Biran 27,780,683 votes for; 21,616 votes against;
(c) Ehud Erez: 27,746,843 votes for; 55,456 votes against;
(d) Amir Gera: 27,780,683 votes for; 21,616 votes against;
(e) Joshua Maor: 27,780,683 votes for; 21,616 votes against;
(f) Lior Samuelson: 27,780,683 votes for; 21,616 votes against; and
(g) Shimmy Zimels: 27,780,683 votes for; 21,616 votes against;

(2) The appointment of Brightman Almagor & Co., a member firm of Deloitte & Touche Tohmatsu, as our independent auditors for the fiscal year ending December 31, 2003 was ratified by the following vote: 27,779,3195 votes for; 4,960 votes against; and 18,020 abstentions.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is currently listed on the Nasdaq SmallCap Market under the symbol "DDDC". The listing of our common stock was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market effective on September 17, 2002. Our common stock had traded on the Nasdaq National Market under the symbol "DDDC" since November 22, 1999. We currently meet all criteria for continued inclusion in the Nasdaq SmallCap Market.

The following table sets forth the per share range of high and low closing sales prices of our common stock for the periods indicated:

	High	Low
Year ended December 31, 2001		
First quarter	$3.50	$1.03
Second quarter	1.61	0.60
Third quarter	0.98	0.26
Fourth quarter	0.93	0.52
Year ended December 31, 2002		
First quarter	1.25	0.75
Second quarter	1.08	0.60
Third quarter	0.63	0.34
Fourth quarter	0.90	0.37
Year ended December 31, 2003		
First quarter	0.68	0.48
Second quarter	0.80	0.53
Third quarter	1.95	0.62
Fourth quarter	4.26	1.53
Year ended December 31, 2003		
First quarter (through March 26th, 2004)	3.43	2.17

On March 26, 2004, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $2.26 per share. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors.

Holders

As of March 26, 2004, we had approximately 128 holders of record of our common stock. This does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and to expand our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board of directors considers appropriate.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of our equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Security Holders (1)	2,753,130	$2.55	1,515,846
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	2,753,130	$2.55	1,515,846

(1) These plans consist of our 1999 Stock Incentive Plan, 1999 Directors' Plan, and 1999 Employee Stock Purchase Plan.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

On November 22, 1999, we offered 6,000,000 shares of our common stock in an initial public offering. These shares were registered with the Securities and Exchange Commission on a registration statement on Form S-1 (file no. 333-86503), which became effective on November 22, 1999. We received net proceeds of approximately $96,255,000 from the sale of 6,900,000 shares at the initial public offering price of $15.00 per share after deducting underwriting commissions and discounts and expenses of approximately $6,300,000. The managing underwriters for our initial public offering were Lehman Brothers Inc., Merrill Lynch & Co., U.S. Bancorp Piper Jaffray, Lazard Frères & Co. LLC and Fidelity Capital Markets.

Through December 31, 2003, we used approximately $36 million of the net proceeds for sales, marketing and promotional activities, $21 million for capital expenditures and $16 million for general corporate purposes. Pending use of the remaining net proceeds, we have invested the remaining net proceeds in interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

ITEM 6. SELECTED FINANCIAL DATA

We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this annual report. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this annual report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Brightman Almagor & Co., a member firm of Deloitte Touche, independent certified public accountants, audited our historical financial statements since inception and as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. Their report appears elsewhere in this annual report.

	Year Ended December 31, (In thousands, except share data)				
	1999	2000	2001	2002	2003
Statement of Operations Data:					
Revenues:					
Affiliates	$7,431	$13,977	$1,669	$-	$-
Non-affiliates	3,621	16,399	13,991	12,929	13,162
Total revenues	11,052	30,376	15,660	12,929	13,162
Costs and operating expenses:					
Cost of revenues	(9,723)	(24,932)	(13,486)	(8,934)	(8,393)
Research and development expenses	(1,233)	(6,625)	(5,648)	(3,435)	(2,326)
Selling and marketing expenses	(7,403)	(20,548)	(7,800)	(3,910)	(3,325)
General and administrative expenses (exclusive of non-cash compensation expense)	(2,754)	(6,694)	(6,982)	(2,158)	(2,062)
Non-cash compensation expense	(19,116)	(6,331)	(825)	(270)	-
Depreciation and amortization	(3,721)	(7,919)	(8,996)	(6,606)	(5,584)
Write-down of fixed assets	-	-	(1,003)	-	-
Expenses due to cancellation of supplier agreement	-	-	(3,628)	-	-
Impairment of goodwill	-	(8,905)	(4,151)	-	-
Total costs and operating expenses	(43,950)	(81,954)	(52,519)	(25,313)	(21,690)
Loss from operations	(32,898)	(51,578)	(36,859)	(12,384)	(8,528)
Interest income (expense), net	(873)	3,632	1,677	448	245
Income taxes	-	(311)	(552)	(141)	(57)
Net loss	$(33,771)	$(48,257)	$(35,734)	$(12,077)	$(8,340)
Net loss per share – basic and diluted	$(1.65)	$(1.67)	$(1.23)	$(0.42)	$(0.29)
Weighted average shares outstanding – basic and diluted	20,418	28,833	29,035	28,888	28,989

	December 31, (In thousands)				
	1999	2000	2001	2002	2003
Balance Sheet Data:					
Cash and cash equivalents	$89,957	$20,857	$13,583	$5,681	$1,682
Short-term investments	11,276	30,542	14,192	15,552	16,442
Working capital	82,942	43,538	23,374	17,675	14,820
Total assets	126,832	86,169	45,869	32,197	23,643
Total stockholder's equity	102,580	72,479	38,921	27,114	19,141

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes thereto included in another part of this annual report. This discussion contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this report the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to our management or us are intended to identify such forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Historical operating results are not necessarily indicative of the trends in operating results for any future period.

Overview

We are a provider of integrated Voice over Internet Protocol (VoIP) telephony services and we were founded in 1996 to capitalize on the growth of the Internet as a communications tool by commercially offering Internet Protocol (IP) telephony services. IP telephony is the real time transmission of voice communications in the form of digitized "packets" of information over the Internet or a private network, similar to the way in which e-mail and other data is transmitted. . Our business currently includes: the provision of enhanced Web-based and other communications services to individual consumers under our iConnectHere brand name; the provision of enhanced Web-based and other communications services to international resellers, under either their own brand name, a white-label brand, and/or our iConnectHere brand name; the provision of a total "Hosted Communications Solution" that enables resellers, corporate customers and service providers to offer private label telecommunications to their customer bases, and; the transmission of voice and data traffic for communications carriers.

Prior to 1999, our focus was to build a privately-managed, global network utilizing IP technology, and our business primarily consisted of carrying and transmitting traffic for communications carriers over our network. Beginning in 1999, we began to diversify our offerings by layering enhanced IP telephony services over our network. These enhanced services were targeted at consumers and were primarily accessible through our consumer Web site. During 2000, we began offering services on a co-branded or private-label basis to service providers and other businesses to assist them in diversifying their product offerings to their customer bases. Our privately-managed IP network received the Best Built Public Network Award for excellence in IP services/applications at SUPERCOMM 2000. We were also recognized as the best IP telephony provider by SmartMoney magazine and PC World Magazine during 2000. We were recognized for our innovative Broadband Phone offering during 2001, receiving both the TMC Labs Innovation Award, and the Communications SOLUTIONS® magazine Product of the Year Award. In 2001, we continued to enhance our unique strengths through our pioneering work with the Session Initiation Protocol (SIP), an Internet Engineering Task Force standard that has been embraced by industry leaders such as Microsoft and the 3rd Generation Partnership Project (3GPP), which is a global cooperation between six organizational partners who are recognized as the world's major standardization bodies from the United States, Europe, China, Japan and Korea. In 2001, we also announced the launch of our state-of-the-art SIP (Session Initiation Protocol) infrastructure, and we became one of the first service providers to have built an end-to-end SIP network. During 2002, our continuing SIP efforts resulted in our launch of our SIP-based dialer, and in 2003 we continued to add new devices, new features and new calling plans to our offerings. These efforts continue to position us as one of the leading providers of VoIP services.

Factors Affecting Future Results

Industry and Economic Factors: Our operations and earnings are affected by local, regional and global events or conditions that affect supply and demand for telecommunications products and services. These events or conditions are generally not predictable and include, among other things, general economic growth rates and the occurrence of economic recessions; the development of new supply sources; supply disruptions; technological advances, including advances in telecommunications technology and advances in technology relating to telecommunications usage; changes in demographics, including population growth rates and consumer preferences; and the competitiveness of alternative telecommunications sources or product substitutes. Currently, the economy in general and the telecommunications industry in particular are suffering. A number of the leading telecommunications companies have seen their market capitalizations decrease dramatically and some have filed for bankruptcy protection. As a result, raising capital has become extremely difficult, there is extreme pressure on the pricing of telecommunications services and potential customers and partners have sharply cut back on expenditures, all of which impact us.

Competitive Factors: The telecommunications industry is highly competitive. There is competition within the traditional telecommunications marketplaces (landline and wireless) and also with other emergent "next generation" telecommunications providers, including IP telecommunications providers in supplying the overall telecommunications needs of businesses and individual consumers. We compete with other telecommunications firms in the sale and purchase of various products and services in many national and international markets and employ all methods of competition which are lawful and appropriate for such purposes. A key component of our competitive position, particularly given the commodity-based nature of many of our products, is our ability to manage operating expenses successfully, which requires continuous management focus on reducing unit costs and improving efficiency.

Political Factors: Our operations and earnings have been, and may in the future be, affected from time to time in varying degree by political instability and by other political developments and laws and regulations, such as forced divestiture of assets; restrictions on production, imports and exports; war or other international conflicts; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls; tax increases and retroactive tax claims; expropriation of property; cancellation of contract rights; and telecommunications regulations. Both the likelihood of such occurrences and their overall effect upon us vary greatly from country to country and are not predictable.

Project Factors: In addition to the factors cited above, the advancement, cost and results of particular projects depend on the outcome of negotiations with potential partners, governments, suppliers, customers or others; changes in operating conditions or costs; and the occurrence of unforeseen technical difficulties.

Risk Factors: See "—Risk Factors" below for discussion of the impact of market risks, financial risks and other uncertainties.

Revenues

Prior to June 28, 2001, our majority shareholder was RSL COM, a large telecommunications provider, who was also our largest customer. As such, for financial reporting purposes for fiscal year 2001 and prior years, revenues were derived from affiliates and non-affiliates. Revenues from affiliates consist of revenues received from RSL COM for the carrier transmission and calling card services we provided to RSL COM, prior to Atarey's acquisition of RSL COM's holdings of our stock. The majority of the services we provided to RSL COM were resold by RSL COM to other communications companies, and the remainder were used directly by RSL COM's customers. Carrier transmission services to RSL COM accounted for 0% of our total revenues in both 2003 and 2002.

Revenues from non-affiliates consist of revenues from end-users of our enhanced IP communications services, including PC-to-Phone, Broadband Phone and Phone-to-Phone, which are generated by our both our consumer offering, iConnectHere, and our Hosted Communications Solution, and revenues from carriers other than RSL COM for carrier transmission services. All revenues are recognized as the services are performed. The provision of enhanced IP communications services (primarily PC-to-Phone) through iConnectHere accounted for 47.1% and 43.3% of our total revenues in 2003 and 2002, respectively, while the provision of enhanced IP communications services through our reseller and service provider sales efforts (including sales of our Hosted Communications Solution) accounted for 45% and 16.9% of our total revenues in 2003 and 2002, respectively. Carrier transmission services to non-affiliates accounted for 3.9% and 10.9% of our total revenues in 2003 and 2002, respectively.

Costs and Operating Expenses

Costs and operating expenses consist of cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expense, depreciation and amortization of goodwill, non-cash stock compensation, write-down of fixed assets, expenses due to cancellation of agreement with a supplier and impairment of goodwill related expenses.

- Cost of revenues consist primarily of access, termination and transmission costs paid to carriers that we incur when providing services and fixed costs associated with leased transmission lines. The term of our contracts for leased transmission lines is generally one year, or less, and either party can terminate with prior notice.

- Research and development expenses consist primarily of costs associated with establishing our network and the initial testing of our services and compensation expenses of software developers involved in new product development and software maintenance. In the future, these expenses may fluctuate as a percentage of revenue depending on the project undertaken during the reporting period. Since our inception, we have expensed all research and development costs in each of the periods in which they were incurred.

- Selling and marketing expenses consist primarily of advertising and promotional expenses incurred to attract potential consumer users of iConnectHere and expenses associated with our direct sales force incurred to attract potential reseller, corporate, and service provider customers (including sales of our Hosted Communications Solution). We anticipate that as we add new paid users we will be able to spread these costs over a larger revenue base and accordingly improve our operating margins.

- General and administrative expenses consist primarily of compensation and benefits for management, finance and administrative personnel, occupancy costs and legal and accounting fees, as well as the expenses associated with being a public company, including the costs of directors' and officers' insurance.

We have not recorded any income tax benefit for net losses and credits incurred for any period from inception to December 31, 2003. The utilization of these losses and credits depends on our ability to generate taxable income in the future. Because of the uncertainty of our generating taxable income, we have recorded a full valuation allowance with respect to these deferred assets.

We recognized $825,000 in non-cash compensation expense in 2001, $270,000 in 2002, and $0 in 2003.

Critical Accounting Policies

The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of a company's financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue recognition and deferred revenue: We record revenue from Internet telephony services based on minutes (or fractions thereof) of customer usage. We record payments received in advance for prepaid services and services to be supplied under contractual agreements as deferred revenue until such related services are provided. We estimate the allowance for doubtful accounts by reviewing the status of significant past due receivables and analyzing historical bad debt trends and we then reduce accounts receivables by such allowance for doubtful accounts to expected net realizable value.

Long-lived Assets: Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, which range from two to five years. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. Our long-lived assets are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances occur indicating that the net carrying amount may not be recoverable. We review for impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets (and their eventual disposition). If the sum of the expected undiscounted future cash flows is less than the carrying amount of assets, we would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value of the long-lived asset based on estimated future discounted cash flows.

Results of Operations

The following table sets forth the statement of operations data presented as a percentage of revenues for the periods indicated:

	Year Ended December 31,		
	2001	2002	2003
Revenues:			
Affiliates	10.7%	0.0%	0.0%
Non-affiliates	89.3	100.0	100.0
Total revenues	100.0	100.0	100.0
Costs and operating expenses:			
Cost of revenues	86.1	69.1	63.8
Research and development expenses	36.1	26.6	17.7
Selling and marketing expenses	49.8	30.2	25.3
General and administrative expenses (exclusive of non-cash compensation expense)	44.6	16.7	15.7
Non-cash compensation expense	5.3	2.1	0.0
Depreciation and amortization	57.4	51.1	42.4
Write down of fixed assets	6.4	0.0	0.0
Expenses due to cancellation of supplier agreement	23.2	0.0	0.0
Impairment of goodwill	26.5	0.0	0.0
Total costs and operating expenses	335.4	195.8	164.9
Loss from operations	(235.4)	(95.8)	(64.9)
Interest income, net	10.7	3.5	1.9
Income taxes	(3.5)	(1.1)	(0.4)
	(228.2)%	(93.4)%	(63.4)%

Comparison of 2003 and 2002

Revenues

Affiliates. There were no revenues from affiliates in 2003 or in 2002. This was due to the sale of all of our Class B Common Stock, representing majority ownership of us, on June 29, 2001 by RSL Communications, Ltd. ("RSL COM") and our disconnection from the RSL COM network. Since June 29, 2001, there have been no further revenues from affiliates, and we do not anticipate receiving revenues from affiliates in the future.

Non-affiliates. Revenues from non-affiliates increased approximately $0.3 million or 2.3% to approximately $13.2 million in 2003 from approximately $12.9 million in 2002. Revenues from enhanced IP communications services (including our Hosted Communications Solution) increased by approximately $1.1 million or 9.6% to approximately $12.6 million in 2003 from approximately $11.5 million in 2002, due to a greater number of iConnecthere, reseller, corporate and service provider customers, yielding a greater number of calls being placed by an increasing user base.

Revenues from carrier transmission services for telecommunications carriers decreased by approximately $0.9 million or 64.3% to approximately $0.5 million in 2003 from approximately $1.4 million in 2002, due primarily to decreased demand from a smaller customer base. One "Master Reseller" accounted for approximately 19% of our sales in aggregate in 2003.

Costs and Operating Expenses

Cost of revenues. Cost of revenues decreased by $0.5 million or 5.6% to $8.4 million in 2003 from $8.9 million in 2002, due to both a decrease in the amount of carrier traffic being terminated and lower pricing from suppliers.

Research and development expenses. Research and development expenses decreased by $1.1 million or 32.4% to $2.3 million in 2003 from $3.4 million in 2002, due to lower personnel costs associated with the development of new services and enhancements to our existing services.

Selling and marketing expenses. Selling and marketing expenses decreased by $0.6 million or 15.4% to $3.3 million in 2003 from $3.9 million in 2002, due to a decrease in branding and promotional activities.

General and administrative expenses. General and administrative expenses decreased by $0.1 million or 4.5% to $2.1 million in 2003 from $2.2 million in 2002, primarily due to decreased personnel and occupancy costs, somewhat offset by increased professional fees.

Non-cash compensation expenses. There were no non-cash compensation expenses in 2003 compared to approximately $270,000 in 2002, due to the completed amortization of costs incurred during 1998 and 1999 related to the grants of options and warrants below the then fair market value during those periods.

Depreciation and amortization. Depreciation and amortization decreased by $1.0 million or 15.2% to $5.6 million in 2003 from $6.6 million in 2002, due to a lower relative level of capital expenditures in 2003, and certain assets have been fully depreciated in 2002.

Loss from Operations

Loss from operations decreased by $3.9 million or 31.5% to $8.5 million in 2003 from $12.4 million in 2002, due primarily to the decrease in costs and operating expenses, including selling and marketing expenses. We expect to continue to incur losses for the foreseeable future.

Interest Income, Net

Interest income decreased by $0.2 million or 50.0% to $0.2 million in 2003 from $0.4 million in 2002, due primarily to lower interest rates earned on a reduced balance of remaining proceeds from our initial public offering.

Income Taxes, Net

We paid net income taxes of $0.1 million in 2003 compared to $0.1 million in 2002.

Net Loss

Net loss decreased $3.8 million or 31.4% to $8.3 million in 2003 from $12.1 million in 2002, due to the foregoing factors.

Comparison of 2002 and 2001

Revenues

Affiliates. There were no revenues from affiliates in 2002, compared to $1.7 million in 2001. The decrease in revenues from affiliates was due to the sale of all of our Class B Common Stock, representing majority ownership of us, on June 29, 2001 by RSL Communications, Ltd. ("RSL COM") and our disconnection from the RSL COM network. After June 29, 2001, there were no further revenues from affiliates, and we do not anticipate receiving revenues from affiliates in the future.

Non-affiliates. Revenues from non-affiliates decreased approximately $1.1 million or 7.9% to approximately $12.9 million in 2002 from approximately $14.0 million in 2001. Revenues from enhanced IP communications services (including sales of our Hosted Communications Solution) decreased by approximately $0.7 million or 5.7% to approximately $11.5 million in 2002 from approximately $12.2 million in 2001, due to a lesser number of new Hosted Communications Solution partners, yielding lower up-front integration fees, and partially offset by a greater number of PC-to-Phone and Phone-to-Phone calls being placed by an increasing user base.

Revenues from carrier transmission services, for telecommunications carriers other than RSL COM, decreased by approximately $0.4 million or 22.2% to approximately $1.4 million in 2002 from approximately $1.8 million in 2001, due primarily to decreased demand from a smaller customer base. No customer (other than RSL COM in 2001) accounted for greater than 10% of our revenues during these periods.

Costs and Operating Expenses

Cost of revenues. Cost of revenues decreased by $4.6 million or 34.1% to $8.9 million in 2002 from $13.5 million in 2001, due primarily to a decrease in the amount of traffic being terminated.

Research and development expenses. Research and development expenses decreased by $2.2 million or 39.3% to $3.4 million in 2002 from $5.6 million in 2001, due to lower personnel costs associated with the development of new services and enhancements to our existing services.

Selling and marketing expenses. Selling and marketing expenses decreased by $3.9 million or 50.0% to $3.9 million in 2002 from $7.8 million in 2001, due to a significant decrease in branding and promotional activities.

General and administrative expenses. General and administrative expenses decreased by $4.8 million or 68.6% to $2.2 million in 2002 from $7.0 million in 2001, primarily due to decreased personnel and occupancy costs.

Non-cash compensation expenses. Non-cash compensation expenses decreased by $0.5 million or 62.5% to $0.3 million in 2002 from $0.8 million in 2001, due to our impairment of goodwill during 2001. Consequently, there were no goodwill related expenses during 2002.

Depreciation and amortization. Depreciation and amortization increased by $2.4 million or 26.7% to $6.6 million in 2002 from $9.0 million in 2001, due to our on-going purchase, and subsequent depreciation of fixed assets.

Loss from Operations

Loss from operations decreased by $24.5 million or 66.4% to $12.4 million in 2002 from $36.9 million in 2001, due primarily to the decrease in costs and operating expenses, including non-cash compensation expenses and selling and marketing expenses. We expect to continue to incur losses for the foreseeable future.

Interest Income, Net

Interest income decreased by $1.3 million or 76.5% to $0.4 million in 2002 from $1.7 million in 2001, due primarily to lower interest rates earned on a reduced balance of remaining proceeds from our initial public offering.

Income Taxes, Net

We paid net income taxes of $0.1 million in 2002 compared to $0.6 million in 2001.

Net Loss

Net loss decreased $23.6 million or 66.1% to $12.1 million in 2002 from $35.7 million in 2001, due to the foregoing factors.

Liquidity and Capital Resources

Since our inception in June 1996, we have incurred significant operating and net losses due in large part to the start-up and development of our operations. As of December 31, 2003, we had an accumulated deficit of approximately $147.9 million. We anticipate that we will continue to incur operating and net losses for the foreseeable future.

As of December 31, 2003, we had cash and cash equivalents of approximately $1.7 million, marketable securities and other short-term investments of approximately $16.4 million and working capital of approximately $14.8 million. We generated negative cash flow from operating activities of approximately $3.2 million during 2003 compared with negative cash flow from operating activities of $6.2 million during 2002. Accounts receivable were approximately $0.4 million and $0.7 million at December 31, 2003 and December 31, 2002, respectively. Net cash used in investing activities decreased from $338,000 during 2002 to $325,000 in 2003.

Our capital expenditures decreased from approximately $403,000 in the year ended December 31, 2002 compared to approximately $368,000 in the year ended December 31, 2003, as we better utilized our existing domestic and international network infrastructure.

Short-term, we obtain our funding from our utilization of the remaining proceeds from our initial public offering offset by positive or negative cash flow from our operations. These proceeds are maintained as cash and cash equivalents with an original maturity of three months or less. Based on current trends in our operations, these funds will be sufficient to meet our working capital requirements, including operating losses, and capital expenditure requirements for at least the next fiscal year, assuming that our business plan is implemented successfully, and that:

- our recent revenue trends, which reflected an increase in our higher-margin (primarily PC-to-Phone) products and services continues to increase;
- our expense trends remain at or near the rates of our fourth quarter 2003 rates, which were significantly reduced compared to the previous the year through reductions in personnel, curtailment of discretionary expenditures, and reduced network rent and termination rates from our carriers; and
- our net cash-burn rate, which was significantly reduced compared to the previous year due to the foregoing factors to approximately $0.4 million in the fourth quarter of 2003, continues to improve throughout 2004 and beyond.

To the extent that these trends do not remain steady, or if in the longer-term we are not able to successfully implement our business strategy we may be required to raise additional funds for our ongoing operations. Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us, especially in light of current economic conditions and the unfavorable market for telecommunications companies in particular. If additional funds are raised through the issuance of equity securities, our existing stockholders may experience significant dilution. In addition, while the indentures governing outstanding indebtedness of RSL COM were cancelled and no longer restrict our ability to incur indebtedness, we cannot assure you that any third party will be willing or able to provide additional capital on favorable terms or at all.

Contractual Obligations and Commercial Commitments

The following table sets forth our future contractual obligations and commercial commitments in total, for each of the next five years and thereafter.

Contractual obligations	Payments due by period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Real Estate Leases	5,812	921	1,832	1,679	1,380
Auto Leases	145	82	63	-	-
Other Operating Leases	163	138	25	-	-
Capital Lease Obligations	-	-	-	-	-
Purchase Obligations	51	51	-	-	-
Other Commercial Commitments	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	6,171	1,192	1,920	1,679	1,380

Risk Factors

In addition to the other information included in this annual report, you should consider the following risk factors. This annual report contains forward-looking statements covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that may affect our business and prospects. Our results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors that are listed below or discussed elsewhere in this annual report and our other filings with the Securities and Exchange Commission.

Risks Related to Our Company

We Have a History of Losses and Negative Cash Flow and We Anticipate They Will Continue

We have incurred significant losses since inception, and we expect to continue to incur significant losses for the foreseeable future. We reported net losses of approximately $8.3 million in 2003, approximately $12.1 million in 2002, and approximately $35.7 million in 2001. As of December 31, 2003, our accumulated deficit was approximately $147.9 million. We generated negative cash flow of approximately $4.0 million during 2003 and $7.9 million during 2002. As a percentage of revenues, our net loss was 63.4% in 2003, 93.4% in 2002 and 228.2% in 2001. Our revenues may not grow or even continue at their current level. As a result, while we believe we have sufficient funds to meet our working capital requirements for at least the next fiscal year (see – Liquidity and Capital Resources), we will need to increase our revenues significantly to become profitable. In order to increase our revenues, we need to attract and maintain customers to increase the fees we collect for our services. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may never be profitable or, if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We Will Need Additional Capital to Finance Our Operations in the Future

We intend to continue to enhance and expand our network in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Also, the introduction of new products and/or service will require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. While we believe we have sufficient funds to meet our working capital requirements for at least the next fiscal year (see – Liquidity and Capital Resources), if our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital to continue our operations. Especially in light of current economic conditions and the unfavorable market for telecommunications companies in particular, we may not be able to raise additional capital, and if we are able to raise additional capital through the issuance of additional equity, our current investors could experience dilution. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which would reduce our revenues.

We Have a Limited Operating History Upon Which You Can Evaluate Us

We have only a limited operating history upon which you can evaluate our business and prospects. We commenced operations in June 1996. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for IP communications services. These risks include our ability:

- to increase acceptance of our enhanced IP communications services (including our Hosted Communications Solution), thereby increasing the number of users of our IP telephony services;
- to compete effectively;
- to develop new products and keep pace with developing technology.

In addition, because we expect an increasing percentage of our revenues to be derived from our enhanced IP communications services (including our Hosted Communications Solution), our past operating results may not be indicative of our future results.

We May Not be Able to Expand Our Revenue and Achieve Profitability

Our business strategy is to expand our revenue sources to include the provision of enhanced IP communications services to several different customer groups. We can neither assure you that we will be able to accomplish this nor that this strategy will be profitable. Currently, our revenues are primarily generated by sales of enhanced IP communications services through our direct consumer offering, iConnectHere, and our service provider and reseller sales channel (including sales of our Hosted Communications Solution). Enhanced IP communications services from these channels generated 92.1%, 60.2%, and 54.8% of our total revenues in 2003, 2002 and 2001, respectively. The provision of enhanced IP communications services has not been profitable to date and may not be profitable in the future.

In the future, we intend to generate increased revenues from enhanced IP communications services, from multiple sources, many of which are unproven, including the commercial sale of our Hosted Communications Solution. We expect that our revenues for the foreseeable future will be dependent on, among other factors:

- sales of enhanced IP communications services, including sales of our Hosted Communications Solution;
- acceptance and use of IP telephony;
- expansion of service offerings;
- traffic levels on our network;
- the effect of competition, regulatory environment, international long distance rates and access and transmission costs on our prices;
- continued improvement of our global network quality.

We may not be able to sustain our current revenues or successfully generate additional revenues from the sale of enhanced IP communications services, including Hosted Communications Solutions or carrier transmission services.

We Cannot Assure You That a Market for Our Services Will Develop

We are uncertain whether a market will develop for our enhanced IP communications services, including our Hosted Communications Solutions. Our market is new and rapidly evolving. Our ability to sell our services may be inhibited by, among other factors, the reluctance of some end users to switch from traditional communications carriers to IP communications carriers and by concerns with the quality of IP telephony and the adequacy of security in the exchange of information over the Internet. End users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as us. Our ability to increase revenues depends on the migration of traditional telephone network traffic to our IP network. We will need to devote substantial resources to educate customers and end users about the benefits of IP communications solutions in general and our services in particular. If enterprises and their customers do not accept our enhanced IP communications services as a means of sending and receiving communications, we will not be able to increase our number of paid users or successfully generate revenues in the future.

Our Future Success Depends on the Growth in the Use of the Internet as a Means of Communications

If the market for IP communications, in general, and our services in particular, does not grow at the rate we anticipate or at all, we will not be able to increase our number of users or generate revenues we anticipate. To be successful, IP communications requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. Demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

- inconsistent quality or speed of service;
- traffic congestion on the Internet;
- potentially inadequate development of the necessary infrastructure;
- lack of acceptable security technologies;
- lack of timely development and commercialization of performance improvements;
- unavailability of cost-effective, high-speed access to the Internet.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our communications portal and our services, could be adversely affected.

Potential Fluctuations in Our Quarterly Financial Results Make it Difficult for Investors to Predict Our Future Performance

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. The factors generally within our control include:

- the rate at which we are able to attract users to purchase our enhanced IP communications services, including our Hosted Communications Solutions;
- the amount and timing of expenses to enhance marketing and promotion efforts and to expand our infrastructure;
- the timing of announcements or introductions of new or enhanced services by us.

The factors outside our control include:

- the timing of announcements or introductions of new or enhanced services by our competitors;
- technical difficulties or network interruptions in the Internet or our privately-managed network;
- general economic and competitive conditions specific to our industry.

The foregoing factors also may create other risks affecting our long-term success, as discussed in the other risk factors.

We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results.

Our Network May Not Be Able to Accommodate Our Capacity Needs

We expect the volume of traffic we carry over our network to increase significantly as we expand our operations and service offerings. Our network may not be able to accommodate this additional volume. In order to ensure that we are able to handle additional traffic, we may have to enter into long-term agreements for leased capacity. To the extent that we overestimate our capacity needs, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenues. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity from more expensive sources. If we are unable to maintain sufficient capacity to meet the needs of our users, our reputation could be damaged and we could lose users.

We Face a Risk of Failure of Computer and Communications Systems Used in Our Business

Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems in four facilities in New York, Los Angeles, London and Jerusalem. Our systems and those that connect to our network are subject to disruption from natural disasters or other sources of power loss, communications failure, hardware or software malfunction, network failures and other events both within and beyond our control. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.

Our Computer Systems and Operations May Be Vulnerable to Security Breaches

Our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches that could cause interruptions, delays or loss of services to our users. We believe that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Although we have experienced no security breaches to date of which we are aware, we cannot guarantee you that our security measures will prevent security breaches.

Third Parties Might Infringe Upon Our Proprietary Technology

We cannot assure you that the steps we have taken to protect our intellectual property rights will prevent misappropriation of our proprietary technology. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Our Services May Infringe on the Intellectual Property Rights of Others

Third parties may assert claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Operating Internationally Exposes Us to Additional and Unpredictable Risks

We intend to continue to enter additional markets in Eastern Europe, Latin America, Africa and Asia and to expand our existing operations outside the United States. International operations are subject to inherent risks, including:

- potentially weaker protection of intellectual property rights;
- political instability;
- unexpected changes in regulations and tariffs;
- fluctuations in exchange rates;
- varying tax consequences;
- uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences.

We Have Experienced Losses as a Result of Fraud

We have experienced losses due to fraud. While in 2003, we experienced losses from fraud of less than 1% of our revenues, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. While we have implemented anti-fraud measures in order to control losses relating to these practices, and these measures have proven to be effective today, these measures may not in the future be sufficient to effectively limit all of our exposure in the future from fraud and future losses could rise significantly above current levels.

Intense Competition Could Reduce Our Market Share and Harm Our Financial Performance

Competition in the market for enhanced IP communications services is becoming increasingly intense and is expected to increase significantly in the future. The market for enhanced Internet and IP communications is new and rapidly evolving. We expect that competition from companies both in the Internet and telecommunications industries will increase in the future. Our competitors include both start-up IP telephony service providers and established traditional communications providers. Many of our existing competitors and potential competitors have broader portfolios of services, greater financial, management and operational resources, greater brand-name recognition, larger subscriber bases and more experience than we have. In addition, many of our IP telephony competitors use the Internet instead of a private network to transmit traffic. Operating and capital costs of these providers may be less than ours, potentially giving them a competitive advantage over us in terms of pricing.

We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing initially on instant messaging, although we expect them to begin to provide PC-to-phone and/or broadband phone services.

If we are unable to provide competitive service offerings, we may lose existing users and be unable to attract additional users. In addition, many of our competitors, especially traditional carriers, enjoy economies of scale that result in a lower cost structure for transmission and related costs, which cause significant pricing pressures within the industry. Although the minutes of use we sell are increasing, revenues are not increasing at the same rate due primarily to a decrease in revenue per minute for our carrier transmission services. In order to remain competitive we intend to increase our efforts to promote our services, and we cannot be sure that we will be successful in doing this.

In addition to these competitive factors, recent and pending deregulation in some of our markets may encourage new entrants. We cannot assure you that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

Decreasing Telecommunications Rates May Diminish or Eliminate Our Competitive Pricing Advantage

Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our services. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our carrier transmission services to telecommunications carriers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale service. Continued rate decreases will require us to lower our rates to remain competitive and will reduce or possibly eliminate our gross profit from our carrier transmission services. If telecommunications rates continue to decline, we may lose users for our services.

Government Regulation and Legal Uncertainties Relating to IP Telephony Could Harm Our Business

Historically, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony, and we do not operate as a licensed telecommunications common carrier in any jurisdiction. Based on specific regulatory classifications and recent regulatory decisions, we believe we qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. In addition, our services may be subject to regulation if regulators distinguish phone-to- phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services.

Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services through our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws which affect the growth of the Internet could hinder our ability to provide our services over the Internet. For a more detailed discussion of the regulation of IP telephony, see "Business—Regulation of IP Telephony."

We May Not Be Able to Keep Pace with Rapid Technological Changes in the Communications Industry

Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete.

To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

Risks Related to Our Relationship with Atarey

Atarey Controls All Matters Submitted to a Stockholder Vote

Atarey owns approximately 51% of the voting power and economic interest in us. As long as Atarey continues to beneficially own shares of capital stock representing more than 50% of the voting power of our outstanding capital stock, Atarey will be able to exercise a controlling influence over decisions affecting us, including:

- composition of our board of directors and, through it, our direction and policies, including the appointment and removal of officers;
- mergers or other business combinations;
- acquisitions or dispositions of assets by us;
- future issuances of capital stock or other securities by us;

- incurrence of debt by us;
- amendments, waivers and modifications to any agreements between us and Atarey;
- payment of dividends on our capital stock;
- approval of our business plans and general business development.

In addition, three of our seven directors are officers and/or directors of Atarey, or otherwise affiliated with Atarey. As a result, the ability of any of our other stockholders to influence the management of our company is limited, which could have an adverse effect on the market price of our stock.

Risks Related to Our Common Stock

A Third Party May Be Deterred from Acquiring Our Company

Atarey's majority ownership could delay, deter or prevent a third party from attempting to acquire control of us. This may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such a change in ownership would be economically beneficial to us and our stockholders.

Volatility of Our Stock Price Could Adversely Affect Our Stockholders

Since trading commenced in November 1999, the market price of our common stock has been highly volatile and may continue to be volatile and could be subject to wide fluctuations in response to factors such as:

- variations in our actual or anticipated quarterly operating results or those of our competitors;
- announcements by us or our competitors of technological innovations;
- introduction of new products or services by us or our competitors;
- changes in financial estimates by securities analysts;
- conditions or trends in the Internet industry;
- changes in the market valuations of other Internet companies;
- announcements by us or our competitors of significant acquisitions;
- our entry into strategic partnerships or joint ventures;
- sales of our common stock by Atarey.

All of these factors are, in whole or part, beyond our control and may materially adversely affect the market price of our common stock regardless of our performance.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for telecommunications, Internet-related and technology companies in particular, has been dramatically decreased and is extremely depressed.. We cannot assure you that our common stock will trade at the same levels of other telecommunications or Internet stocks or that telecommunications or Internet stocks in general will sustain their current market prices.

The Liquidity of Our Common Stock Could Be Adversely Affected by Changes in Our Nasdaq Listing.

Our common stock is currently listed on the Nasdaq SmallCap Market. The listing of our common stock was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market effective on September 17, 2002. We currently meet all criteria for continued inclusion in the Nasdaq SmallCap Market. However, based on the volatile nature of our stock price, we can make no assurances that we will continue to do so. Failure to meet these criteria could result in our delisting from the Nasdaq SmallCap Market. If our shares were to be delisted from the Nasdaq SmallCap Market, our shares would continue to trade, if at all, on the OTC Bulletin Board, upon application by the requisite market makers. This would adversely impact our stock price, as well as the liquidity of the market for our shares which, as a result, would adversely affect the ability of our stockholders to purchase and sell their shares in an orderly manner, or at all. Furthermore, a delisting of our shares could damage our general business reputation and impair our ability to raise additional funds. Any of the foregoing events could have a material adverse effect on our business, financial condition and operating results.

We Do Not Intend to Pay Dividends

We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance our operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Securities and Exchange Commission's rule related to market risk disclosure requires that we describe and quantify our potential losses from market risk sensitive instruments attributable to reasonably possible market changes. Market risk sensitive instruments include all financial or commodity instruments and other financial instruments (such as investments and debt) that are sensitive to future changes in interest rates, currency exchange rates, commodity prices or other market factors. We believe our exposure to market risk is immaterial. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements required by this Item are included in Item 14 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that, based on such evaluation, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

(b) *Changes in Internal Controls.* There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during the fourth quarter of our last fiscal year, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors

Our Amended and Restated Certificate of Incorporation provides that a director shall hold office until the annual meeting for the year in which his or her term expires except in the case of elections to fill vacancies or newly created directorships. Each director is elected for a one-year term. Each of the nominees is now serving as director on our Board. Set forth below are the name, age and the positions and offices held by each of our directors, his principal occupation and business experience during at least the past five years and the names of other publicly-held companies of which he serves as a director.

Noam Bardin, 33 - Chairman of the Board. Mr. Bardin co-founded deltathree and served as Chief Executive Officer and President from July 2000 through June 2002. Mr. Bardin has served as Chairman of the Board since April 2002. Mr. Bardin served as Vice President of Technology and Chief Technology Officer of deltathree since June 1997 before being named President and Chief Executive Officer in April 2000. He served as Global Network Director from November 1996 to May 1997. Prior to founding deltathree, he served as Director of Operations at Ambient Corporation. Mr. Bardin graduated from the Hebrew University (Jerusalem) with a BA in Economics and an MPA from Harvard University Kennedy School in Public Administration.

Ilan Biran, 57 – Director. Mr. Biran has served as a director of deltathree since December 2003. Mr. Biran brings a wealth of business and management experience from the telecom and defense industries. Most recently, from 1999 to 2003, Mr. Biran served as the President and CEO of Bezeq Ltd. - the Israeli PTT, with annual sales of over $2 billion and approximately 16,000 employees. Mr. Biran holds the rank of Major General (res.) in the Israeli Defense Force where, as Commander of the IDF's Central Command, he played an active role in reaching the peace agreements with Jordan and the Palestinian Authority. From 1996 to 1999, he served as the Director General of the Israeli Ministry of Defense, and prior to that command, he held a wide variety of senior-level positions in other Israeli units, since 1964. Mr. Biran holds a B.A. in Economics and Business Administration from Bar-Ilan University, and holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University. He is also a graduate of the U.S. Marine Corps Command and Staff College. In addition, Mr. Biran's public activities include: serving as the Israeli Prime Minister's Special Coordinator for POWs and MIAs; is a member of the Board of Trustees of Haifa University; is a member of the Shevach-Mofet High School Executive Committee and; since 1996, has served as the Chairman of the Board of Directors of the Israeli Oil Refineries, Ltd.

Ehud Erez, 48 - Director. Mr. Erez has served as a director of deltathree since February 2002. Mr. Erez has served as the Chief Executive Officer of Atarey and President and Chief Financial Officer of El-Ad Group (Canada) since July 2001. Prior to July 2001, Mr. Erez was Auditor, Accountant and Partner of several accounting firms, including KPMG and Arthur Andersen. Prior to January 1985 Mr. Erez was a Revenue Inspector/Auditor for the Treasury Department in Jerusalem. Mr. Erez was an active member of the Auditing Standards Board of the Institute of Certified Public Accountants. He is a graduate of Hebrew University with a BA in Economics and Accounting and holds a CPA.

Amir Gera, 43 - Director. Mr. Gera has served as a director of deltathree since June 2001. Since January 2002, Mr. Gera has served as the Chief Executive Officer of Green Venture Capital Ltd., an investment holding company which engages primarily in acquiring holdings in venture capital funds, where he had previously served as the Assistant Director General since January 2001. In addition, Mr. Gera is also the Chief Executive Officer of Commutech Holding & Investments Ltd and has served in this capacity since March 2001. From 1993 through 2000, Mr. Gera was the Assistant Director General of Emet Neveh Savion Ltd., which owns and manages real estate assets.

Joshua Maor, 68 - Director. Mr. Maor has served as a director of deltathree since June 2001. Mr. Maor has served as the Chairman of Commutech Holding & Investments Ltd., an investment holding company which engages primarily in investments in high tech companies, since January 2002, and as the Chairman of the board of Mofet Venture Capital since 2001. Mr. Maor served as both the Chairman and Chief Executive Officer Green Venture Capital Ltd from 1997 to January 2002. From 1996 through 1997, Mr. Maor was the Chairman of I.B.M. Israel Ltd., which distributes and provides services for I.B.M. products, and I.B.M. Science and Technology Ltd., a research and development company. Mr. Maor served as a member of our Advisory Board from 1997 through 1998.

Lior Samuelson, 55 - Director. Mr. Samuelson has served as a director of deltathree since August 2001. Since August 1999, Mr. Samuelson has served as a Co-Founder and Principal of Mercator Capital. His experience includes advising clients in the Technology, Communications and Consumer sectors on mergers, acquisitions and private placements. From March 1997 to August 1999, Mr. Samuelson was the President and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the President and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. Mr. Samuelson was also the Co-Chairman of Peloton Holdings, a Private Equity management company. Before that, he was a managing partner with KPMG and a senior consultant at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Polytechnic University.

Shimmy Zimels, 38 - President and Chief Executive Officer and Director. Mr. Zimels has served as Chief Executive Office and President since June 2002, and served as Vice President of Operations and Chief Operating Officer of deltathree since June 1997, before being named President and Chief Executive Officer in June 2002. Prior to joining deltathree, Mr. Zimels was the Controller and Vice President of Finance at Net Media Ltd., a leading Israel-based Internet Service Provider, from June 1995 to June 1997. From April 1991 to May 1995, Mr. Zimels was a senior tax auditor for the Income Tax Bureau of the State of Israel. Mr. Zimels graduated with distinction from Hebrew University with a degree in Economics and Accounting and holds a Masters in Economics from Hebrew University.

Our Board has determined that the following members of the Board qualify as independent under the definition promulgated by the Nasdaq Stock Market: Ilan Biran, Ehud Erez, Amir Gera, Joshua Maor and Lior Samuelson.

Executive Officers

Set forth below is a brief description of the present and past business experience of each of the persons who serve as our executive officers or key employees who are not also serving as directors.

Paul C. White, 41 - Chief Financial Officer and Secretary. Mr. White has served as our Chief Financial Officer since September 2000 and is responsible for corporate finance and all financial aspects of our operations, including accounting, tax, treasury, financial analysis, billing, internal audit, investor relations, real estate and procurement functions. Mr. White brings a vast array of experience in both the telecommunications and Internet industries having served as President and Chief Executive Officer of TelecomRFQ, Inc., a business-to-business start-up designed to facilitate telecommunications procurement between business buyers and major suppliers. Mr. White cultivated his expertise in both telecommunications and the Internet with senior level positions at Buyersedge.com, where he served as Vice President of Operations & Finance, and at Southern New England Telecommunications (SNET), the SBC Communications, Inc. subsidiary, where he served as Director of IT Strategy & Finance, Director of Corporate Development and Director of Finance & Business Development between 1995 and 1999. Mr. White has also worked in senior level positions at Ernst & Young, LLP and Arthur Andersen, LLP. Mr. White has a BBA and an MBA from Hofstra University, as well as a CPA.

Board of Directors and Committees of the Board

Our Amended and Restated Certificate of Incorporation provides that the number of members of our Board shall be not less than three and not more than thirteen. There are currently seven directors on the Board. At each annual meeting of stockholders, directors will be elected to hold office for a term of one year and until their respective successors are elected and qualified. All of the officers identified above under "Executive Officers" serve at the discretion of our Board.

The Board had seven regular and no special meetings during the fiscal year ended December 31, 2003. During the fiscal year ended December 31, 2003, each member of the Board participated in at least 75% of all Board and applicable committee meetings held during the period for which he was a director. One of our directors attended our annual meeting of stockholders held in 2003. The Board has established an executive committee, a compensation committee and an audit committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. The functions of these committees and their current members are set forth below.

The Executive Committee is empowered to act on any matter except those matters specifically reserved to the full Board by applicable law. The Executive Committee had no meetings during 2003. Amir Gera and Joshua Maor are the current members of the Executive Committee.

The Compensation Committee is responsible for evaluating our compensation policies, determining our executive compensation policies and guidelines and administering our stock option and compensation plans. The Compensation Committee is responsible for the determination of the compensation of our Chief Executive Officer, and shall conduct its decision making process with respect to that issue without the Chief Executive Officer present. All members of the Compensation Committee qualify as independent under the definition promulgated by the Nasdaq Stock Market. The Compensation Committee had one meeting during 2003. Amir Gera and Joshua Maor are the current members of the Compensation Committee. Please see also the report of the Compensation Committee set forth elsewhere in this report.

The Nominating and Governance Committee is responsible for assisting identifying and recommending qualified candidates for director nominees to the Board, and leading the Board in its annual review of the Board's performance. All members of the Nominating Committee qualify as independent under the definition promulgated by the Nasdaq Stock Market. There was no standing Nominating and Governance Committee during 2003. On March 16, 2004 Amir Gera and Joshua Maor were named as members of the Nominating and Governance Committee.

The Audit Committee recommends to the Board the appointment of the firm selected to serve as our independent auditors and our subsidiaries and monitors the performance of such firm; reviews and approves the scope of the annual audit and evaluates with the independent auditors our annual audit and annual financial statements; reviews with management the status of internal accounting controls; evaluates issues having a potential financial impact on us which may be brought to the Audit Committee's attention by management, the independent auditors or the Board; evaluates our public financial reporting documents; reviews the non-audit services to be performed by the independent auditors, if any; and considers the effect of such performance on the auditor's independence. Ilan Biran, Ehud Erez and Lior Samuelson are the current members of the Audit Committee. During the year ended December 31, 2003, the Board examined the composition of the Audit Committee in light of the adoption of new rules by the Nasdaq Stock Market and Securities and Exchange Commission in connection with the Sarbanes-Oxley Act of 2002. Under these rules, while Messrs. Biran and Samuelson meet the required criteria for audit committee member independence, Mr. Erez does not meet the required criteria due to his position with Atarey, an affiliate of the Company. The SEC has stated that listed issuers will be required to comply with the new listing rules by the earlier of the date of their first annual meeting of shareholders after January 15, 2004 or October 31, 2004, and the Company intends to replace Mr. Erez on the Audit Committee with a new member who meets the criteria for audit committee independence prior to such date. The Board has determined that each of Mr. Biran, Mr. Erez and Mr. Samuelson are "audit committee financial experts," as the Securities and Exchange Commission has defined that term in Item 401 of Regulation S-K. The Audit Committee had five meetings during 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and

Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of us. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.

To our knowledge, based solely upon our review of the copies of such reports furnished to us, we believe that all of our directors, officers and greater than 10% stockholders have complied with the applicable Section 16(a) reporting requirements except that: an initial report of ownership was filed late by Ilan Biran; three reports of change in beneficial ownership, covering an aggregate of sixteen transactions, were filed late by Noam Bardin; two reports of change in beneficial ownership, covering an aggregate of two transactions, were filed late by Shimmy Zimels; two reports of change in beneficial ownership, covering an aggregate of two transactions, were filed late by Paul White; and one report of change in beneficial ownership, covering one transaction, was filed late by Lior Samuelson.

Code of Conduct and Ethics

On March 25, 2004, we adopted a Corporate Code of Conduct and Ethics applicable to all employees and directors of deltathree, including our principal executive officer, principal financial and accounting officer and controller. A copy of the Code of Conduct and Ethics is attached as an exhibit to this Annual Report. We intend to post on our website any amendments to, or waivers from, our Code of Conduct and Ethics that apply to our principal executive officer, principal financial and accounting officer and controller.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation paid or awarded for services rendered during each of our last three fiscal years to our chief executive officer and each of our other most highly compensated executive officers in 2001, 2002 and 2003 whose total salary and bonus exceeded $100,000. These two executive officers are referred to in this report as "named executive officers".

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation
Shimmy Zimels (1)					
President and Chief Executive	2003	180,000	—	85,000	—
Officer and former Chief	2002	182,335	—	100,000	—
Operating Officer..........................	2001	214,395	—	80,000	—
	2003	180,000	—	65,000	—
Paul C. White	2002	182,335	—	100,000	—
Chief Financial Officer..................	2001	201,391	—	—	—

Option Grants During 2003

The following table sets forth information regarding each stock option granted during fiscal year 2003 to each of the named executive officers.

Individual Grants

Name	Shares of Common Stock Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term (2) 5%	10%
Shimmy Zimels	85,000	24.7%	1.75	11/04/10	$60,556	$141,122
Paul C. White..................	65,000	18.9%	1.75	11/04/10	$46,308	$107,917

(1) The options were granted pursuant to the Company's 1999 Stock Incentive Plan (the "Plan"). The options granted to the named executive officers are non-qualified stock options and vest annually in three equal installments commencing one year from the date of grant.

(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the optionee's continued employment through the option period and the date on which the options are exercised.

Option Exercises in Fiscal 2003 and Year-End Option Values

The following table sets forth information for the named executive officers with respect to option exercises during 2003 and the value as of December 31, 2003 of unexercised in-the-money options held by each of the named executive officers.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities underlying Unexercised Options at Year End (#) Exercisable /Unexercisable	Value of Unexercised In-The-Money Options at Year-End ($) Exercisable /Unexercisable
Shimmy Zimels...............	—	—	417,271/151,667	407,783/226,117
Paul C. White.................	—	—	193,333/131,667	310,553/202,717

Compensation Committee Interlocks and Insider Participation

Executive compensation decisions in 2003 were made by the Compensation Committee. During 2003, no interlocking relationship existed between our Board and the board of directors or compensation committee of any other company.

Director Compensation

At our Annual Meeting on December 8, 2003, each of our outside directors (Noam Bardin, Ilan Biran, and Lior Samuelson) became eligible to receive $10,000 for their services as directors, through the next Annual meeting date. We anticipate paying $10,000 to each outside director in 2004.

Directors are reimbursed for the expenses they incur in attending meetings of the Board and Board committees. Under our 1999 Directors' Plan, each "new" director (i.e., a director that was not on the board in the previous year) who is not our employee receives options to purchase 24,848 shares of Common Stock on the date such director is initially elected to the Board. In addition, under our 1999 Directors' Plan, each "existing" non-employee director (i.e., a director that was on the board in the previous year) will be eligible to receive on an annual basis options to purchase 10,000 shares of Common Stock on the date such director is re-elected to the Board. In all cases, the exercise price is equal to the fair market value on the date of grant at the time of our Annual Meeting.

1999 Directors' Plan

The purposes of the 1999 Directors' Plan are to enable us to attract, maintain and motivate qualified directors and to enhance a long-term mutuality of interest between our directors and stockholders of our Common Stock by granting our directors options to purchase our shares.

Under the Directors' Plan, on the first business day following each annual meeting of our stockholders during the term of the Directors' Plan, each existing director who is not our employee will be granted options to acquire 10,000 shares of our Common Stock with an exercise price per share equal to the fair market value of a share of our Common Stock on the date of grant. These options will have a seven-year term and will become exercisable on the first anniversary of the date of grant. In addition, each director who was not our employee on the date of the completion of our initial public offering was granted options to acquire 24,848 shares of our Common Stock with an exercise price per share equal to the initial public offering price. Each individual who becomes a new director will be granted options to acquire 24,848 shares of our Common Stock with an exercise price per share equal to the fair market value on the date of grant. These options will have a seven-year term and will be immediately exercisable. The maximum number of shares that may be issued under the Directors' Plan is 600,000 shares of Common Stock. The plan will terminate December 31, 2009, unless sooner terminated by our stockholders.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

We currently have employment agreements in place with Messrs. Zimels and White, each with the following principal terms:

- The agreements, dated as of April 26, 2004, and are effective until August 31, 2006, and March 31, 2007, for Messrs. Zimels and White, respectively, and shall thereafter be automatically extended for the same duration on the expiration date and on each expiration date thereafter unless either party provides the other party with written notice of non-renewal at least 90 days prior to expiration of a term, provided that the executive provides notice of renewal to the Compensation Committee six (6) months prior to expiration of the term.

- Pursuant to the agreements, Mr. Zimels and Mr. White are entitled to receive a base salary of $239,000 and $226,000, respectively. Such base salary shall be increased on each January 1, commencing January 1, 2005, by an amount equal to his base salary then in effect, multiplied by the applicable cost of living index during the prior year. The employee's base salary, as adjusted for cost of living increases, may be further increased at the option and in the discretion of the Board.

- The employee's options are immediately exercisable in full upon a change of control. The employee's options, following any termination of the employee's employment, other than for cause, remain exercisable for the lesser of two years and the remaining term of his options.

- If employee's employment is terminated by us without cause or by the employee for good reason (which includes, without limitation, a reduction in salary and/or bonus opportunity, a change of control and a material reduction in duties and responsibilities), the employee is entitled to receive previously earned, but unpaid salary, vested benefits and a payment equal to his base salary as in effect immediately prior to the termination date.

- If employee dies or is unable to perform his duties, he or his representative, estate or beneficiary will be paid, in addition to any previously earned but unpaid salary and vested benefits, 12 months' total base salary reduced, in the case of disability, by any disability benefits he receives.

On March 31, 2002, Messrs. White and Zimels each took a voluntary pay reduction for an unspecified time, from their then current salaries of $213,210, and $213,210, respectively, to $180,000 each. Messrs. Zimels' and White's have kept their voluntary pay reduction in effect at $180,000 each, whereas their current contractual salaries had increased to $232,650 and $220,242, respectively, for 2003, due to a cost-of-living increase clause included in their respective contracts.

Compensation Committee Report on Executive Compensation

The Compensation Committee is responsible for recommending to the Board of Directors the overall executive compensation strategy of the Company and for the ongoing monitoring of the compensation strategy's implementation. In addition to recommending and reviewing the compensation of the executive officers, it is the responsibility of the Compensation Committee to recommend new incentive compensation plans and to implement changes and improvements to existing compensation plans, including the 1999 Stock Incentive Plan, the 1999 Performance Incentive Plan, the 1999 Employee Stock Purchase Plan and the 1999 Directors' Plan. The Compensation Committee makes its compensation determinations based upon its own analysis of information it compiles and the business experience of its members.

Overall Policy

The Compensation Committee believes that the stability of the Company's management team, as well as the Company's ability to continue to incentivize management and to attract and retain highly qualified executives for its expanding operations, will be a contributing factor to the Company's continued growth and success. In order to promote stability, growth and performance, and to attract new executives, the Company's strategy is to compensate its executives with an overall package that the Company believes is competitive with those offered by similarly situated companies and which consists of (i) a stable base salary set at a sufficiently high level to retain and motivate these officers but generally targeted to be in the lower half of its peer group comparables, (ii) an annual bonus linked to the Company's overall performance each year and to the individual executive's performance each year and (iii) equity-related compensation which aligns the financial interests of the Company's executive officers with those of the Company's stockholders by promoting stock ownership and stock performance through the grant of stock options and stock appreciation rights, restricted stock and other equity and equity-based interests under the Company's various plans.

Executive officers are also entitled to customary benefits generally available to all employees of the Company, including group medical and life insurance. Base salary, bonuses and benefits are paid by the Company and its subsidiaries.

Federal Income Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the amount of compensation a publicly held corporation may deduct as a business expense for Federal income tax purposes. The limit, which applies to a company's chief executive officer and the four other most highly compensated executive officers, is $1 million (the "Deductibility Limit"), subject to certain exceptions. The exceptions include the general exclusion of performance-based compensation from the calculation of an executive officer's compensation for purposes of determining whether his or her compensation exceeds the Deductibility Limit. The Compensation Committee has determined that compensation payable to the executive officers should generally meet the conditions required for full deductibility under section 162(m) of the Code. While the Company does not expect to pay its executive officers compensation in excess of the Deductibility Limit, the Compensation Committee also recognizes that in certain instances it may be in the best interest of the Company to provide compensation that is not fully deductible.

Base Salary

The base salaries for the named executive officers are based upon employment agreements between the Company and such officers.

Annual Incentive Bonuses

The Board of Directors approved the 1999 Performance Incentive Plan established by RSL COM. The Company established the Performance Incentive Plan to enable the Company and its subsidiaries to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to the Company's performance. The Performance Incentive Plan is effective through and including the year 2005, unless extended or earlier terminated by the Board of Directors. As part of the Performance Incentive Plan, the Compensation Committee may determine that any bonus payable under the Performance Incentive Plan be paid in cash, in shares of Common Stock or in any combination thereof, provided that at least 50% of such bonus is required to be paid in cash. In addition, the Performance Incentive Plan permits a participant to elect to defer payment of his or her bonus on terms and conditions established by the Compensation Committee. No more than 400,000 shares of Common Stock may be issued under the Performance Incentive Plan.

Under the 1999 Performance Incentive Plan, bonuses may be payable if the Company meets any one or more of the following performance criteria, which are set annually by the Compensation Committee: (i) revenues; (ii) operating income; (iii) gross profit margin; (iv) net income; (v) earnings per share; (vi) maximum capital or marketing expenditures; or (vii) targeted levels of customers.

Under the 1999 Performance Incentive Plan, bonus amounts are determined as follows: if 100% of such targets are achieved, the bonus potentially payable to participants will generally equal 35% of their base salary for such year, if 80% of such targets are achieved, the bonus potentially payable to participants will generally equal 25% of their base salary for such year, and if less than 80% of such targets are achieved, the participants will generally not be entitled to receive any bonus for such year. To the extent the Company's results exceed 80% of the targets but is less that 100% of the targets, the amount of the bonus payable to participants will be adjusted proportionately based on where such results fall within the ranges set forth above. Any such bonus will consist of two components. Fifty percent of the amount determined pursuant to the formula described above will be payable if the targets are achieved. Up to an additional 50% of such amount will be payable in the discretion of the Compensation Committee. In addition, the 1999 Performance Incentive Plan permits the Compensation Committee to grant discretionary bonuses to participants, notwithstanding that a bonus would not otherwise be payable under the 1999 Performance Incentive Plan, to recognize extraordinary individual performance.

With respect to 2003, there were no bonuses awarded to any executive officer, under the 1999 Performance Incentive Plan. Pursuant to the terms of the 1999 Performance Incentive Plan, any awards would have been paid in the current year, promptly following the completion of the audit of the Company's 2003 financial statements.

Long-Term Incentive Compensation

The Company reinforces the importance of producing satisfactory returns to stockholders over the long term through the operation of the 1999 Stock Incentive Plan and the 1999 Directors' Plan. For a discussion relating to the 1999 Directors' Plan, refer to the section entitled "1999 Directors' Plan" in this annual report. Grants of stock, stock options, stock unit awards and stock appreciation rights under such plans provide executives with the opportunity to acquire an equity interest in the Company and align the executive's interest with that of the stockholders to create stockholder value as reflected in growth in the market price of the Common Stock.

1999 Stock Incentive Plan

The Board of Directors adopted the 1999 Stock Incentive Plan in conjunction with the Company's initial public offering. The purposes of the 1999 Stock Incentive Plan are to foster and promote the long-term financial success of the Company and materially increase stockholder value by (i) motivating superior performance by means of performance-related incentives, (ii) encouraging and providing for the acquisition of an ownership interest in the Company by executive officers and other key employees and (iii) enabling the Company to attract and retain the services of an outstanding management team upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

Under the 1999 Stock Incentive Plan, the Compensation Committee is authorized to grant options for up to 4,000,000 shares of Common Stock. This represented, upon completion of the initial public offering, approximately 15% of the outstanding shares of the Company, on a fully diluted basis. Options granted under the 1999 Stock Incentive Plan are to be granted to certain officers of the Company and to other employees and consultants of the Company. Directors who are non-employees of the Company are prohibited from participating in the 1999 Stock Incentive Plan.

The 1999 Stock Incentive Plan is administered by the Compensation Committee and provides for the grant of (i) incentive and non-incentive stock options to purchase Common Stock; (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options; (iii) restricted stock and restricted units; (iv) incentive stock and incentive units; (v) deferred stock units; and (vi) stock in lieu of cash. The maximum number of shares for which options or stock appreciation rights may be granted to any one participant in a calendar year is 600,000. As of December 31, 2003, the Company has granted options to acquire an aggregate of 2,822,311 shares of Common Stock.

Chief Executive Officer's Fiscal 2003 Compensation

Mr. Shimmy Zimels was our chief executive officer for all of 2003. Under the terms of his employment agreement, Mr. Zimels was entitled to receive an aggregate annual base salary of $232,650. However, during 2003, Mr. Zimels received an aggregate annual base salary of $180,000, due to his voluntary pay reduction, and his participation in the 1999 Performance Incentive Plan resulted in no bonus compensation for 2003.

Submitted by:

The Compensation Committee
Amir Gera
Joshua Maor

STOCK PERFORMANCE CHART

The following chart compares the cumulative total stockholder return on our Common Stock from the date of our initial public offering (November 22, 1999) through December 31, 2003 with the cumulative total return on The Nasdaq Stock Market (U.S.) Index and the Nasdaq Telecommunications Index. For purposes of the chart, it is assumed that the value of the investment in our Common Stock and each index was $100 on November 22, 1999. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.


COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*
AMONG DELTATHREE.COM, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ TELECOMMUNICATIONS INDEX
DOLLARS
200
180
160
140
120
100
80
60
40
20
0
11/99
12/99
3/00
6/00
9/00
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03
12/03
DELTATHREE.COM, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ TELECOMMUNICATIONS

* $100 invested on 11/23/99 in stock or index-
including reinvestment of dividends.
Fiscal year ending December 31.

Cumulative Total Return

	11/23/99	12/99	3/00	6/00	9/00	12/00	3/01	6/01	9/01
deltathree, Inc.	$100.00	$171.67	$139.59	$97.09	24.17	7.92	8.33	4.93	5.33
Nasdaq Stock Market (U.S.)	100.00	121.58	136.57	118.74	109.49	73.31	54.71	64.52	44.77
Nasdaq Telecommunications Market	100.00	113.28	120.35	94.98	75.76	48.24	42.51	40.28	29.34

	12/01	3/02	6/02	9/02	12/02	3/03	6/03	9/03	12/03
deltathree, Inc.	6.00	7.13	4.14	3.20	3.17	3.67	4.33	11.00	19.47
Nasdaq Stock Market (U.S.)	58.19	55.14	43.95	35.26	40.23	40.47	48.80	53.73	60.15
Nasdaq Telecommunications Market	32.31	23.03	13.89	12.74	14.88	17.02	21.02	21.31	24.74

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of shares of our Common Stock as of April 28, 2004 by:

- each person who we know owns beneficially more than 5% of our Common Stock;
- each of our directors individually;
- each of our named executive officers individually; and
- all of our executive officers and directors as a group.

Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of Common Stock. Each person listed below disclaims beneficial ownership of their shares, except to the extent of their pecuniary interests therein. Shares of Common Stock that an individual or group has the right to acquire within 60 days of April 28, 2004 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

	Number	Percentage(1)
	Shares of deltathree Class A Common Stock Beneficially Owned	
Principal Stockholder:		
Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. 7 Giborey Israel St., P.O. Box 8468. South Netanya Industrial Zone 42504, Israel.	14,783,752	50.0%
Executive Officers and Directors:		
Noam Bardin(2)(3)	776,304	2.6%
Shimmy Zimels(2)(4)	633,407	2.1%
Paul C. White(2)(5)	325,000	1.1%
Ilan Biran (2)(5)	24,848	*
Ehud Erez (2)(5)(6)	10,000	*
Amir Gera (2)(5)	24,848	*
Joshua Maor (2)(7)	40,999	*
Lior Samuelson (2)(5)	34,848	*
All Directors and Executive Officers as a group (8 persons)(8)	1,870,254	6.3%

---

* Less than 1%.

(1) Percentage of beneficial ownership is based on 29,576,157 shares of Common Stock outstanding as of April 28, 2004.

(2) The address for the director or executive officer listed is c/o the Company.

(3) Includes (a) 187,366 shares of Common Stock and (b) options to purchase 588,938 shares of Common Stock.

(4) Includes (a) 64,469 shares of Common Stock and (b) options to purchase 568,938 shares of Common Stock.
(5) Represents options to purchase shares of Common Stock.
(6) Excludes the 14,783,752 shares of Common Stock owned by Atarey. Mr. Erez is currently the Chief Executive Officer of Atarey.

(7) Includes (a) 16,151 shares of Common Stock and (b) options to purchase 24,848 shares of Common Stock.
(8) Includes (a) 267,986 shares of Common Stock and (b) options to purchase 1,602,116 shares of Common Stock.

Equity Compensation Plan Information

The following table provides certain aggregate information with respect to all of our equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity Compensation Plans Approved by Security Holders (1)	2,753,130	$2.55	1,515,846
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	2,753,130	$2.55	1,515,846

(1) These plans consist of our 1999 Stock Incentive Plan, 1999 Directors' Plan, and 1999 Employee Stock Purchase Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are not, and have not been during the last two fiscal years, a party to any related-party agreements. All transactions between us and our officers, directors, principal stockholders and affiliates must be reviewed and approved in advance by the Audit Committee.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table presents fees for professional audit services rendered by Brightman Almagor & Co. for the audit of the Company's annual financial statements for the years ended December 31, 2003, and December 31, 2002, and fees billed for other services rendered by Brightman Almagor & Co. during those periods.

	2003	2002
Audit fees	$ 54,000	$ 54,000
Audit related fees	4,000	4,000
Tax fees	–	–
All Other Fees	–	–
Total	$ 58,000	$ 58,000

In the above table, in accordance with the SEC's definitions and rules, "audit fees" are fees we paid Brightman Almagor & Co. for professional services for the audit of our annual financial statements and review of financial statements included in our quarterly reports filed with the SEC, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and consultation regarding financial accounting and/or reporting standards; "audit-related fees" are fees billed by Brightman Almagor & Co. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including due diligence related to a potential merger; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Brightman Almagor & Co for any services not included in the first three categories.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-audit Services of Independent Auditors

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year's audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval.

1. ***Audit*** services include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

2. ***Audit-Related*** services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

4. ***Other Fees*** are those associated with services not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) Financial Statements.

The Consolidated Financial Statements filed as part of this Annual Report on Form 10-K are identified in the Index to Consolidated Financial Statements on page F-1 hereto.

(a)(2) Financial Statement Schedules.

Financial Statement Schedules have been omitted because the information required to be set forth therein is not applicable or is shown on the financial statements or notes thereto.

(a)(3) Exhibits.

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the Securities and Exchange Commission.

Exhibit Number	Description
3.1.1*	Form of Restated Certificate of Incorporation of deltathree, Inc.
3.1.2***	Form of Amendment to Restated Certificate of Incorporation of deltathree, Inc.
3.2*	Form of Amended and Restated By-laws of deltathree, Inc.
4.1*	Specimen Certificate of Common Stock.
4.2*	Specimen Certificate of Class B Common Stock.
10.1*	Form of deltathree, Inc. 1999 Stock Incentive Plan.
10.2*	Form of deltathree, Inc. 1999 Employee Stock Purchase Plan.
10.3*	Form of deltathree, Inc. 1999 Performance Incentive Plan.
10.4*	Form of deltathree, Inc. 1999 Directors' Plan.
10.5*	Employment Agreement, effective as of April 1, 1999, between Noam Bardin and deltathree, Inc.
10.6**	Amendment No. 1 to Employment Agreement, effective as of June 1, 2000, between Noam Bardin and deltathree, Inc.
10.7###	Employment Agreement, effective as of April 26, 2004, between Shimmy Zimels and deltathree, Inc.
10.8###	Employment Agreement, effective as of April 26, 2004, between Paul White and deltathree, Inc.
10.10#	Amendment No. 2 to Employment Agreement, effective as of March 25, 2002, between Shimmy Zimels and deltathree, Inc.
10.11#	Amendment No. 3 to Employment Agreement, effective as of September 1, 2002, between Shimmy Zimels and deltathree, Inc.
10.12#	Amendment No. 1 to Employment Agreement, effective as of September 1, 2002, between Paul C. White and deltathree, Inc.
14.1##	deltathree, Inc. Corporate Code of Conduct and Ethics
23.1##	Consent of Brightman Almagor & Co.
31.1###	Certification of the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2###	Certification of the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32##	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Incorporated by reference to the Company's registration statement on Form S-1 (Registration No. 333-86503).
** Incorporated by reference to the Company's quarterly report on Form 10-Q filed on November 14, 2000.
*** Incorporated by reference to the Company's annual report on Form 10-K/A filed on April 30, 2001.
# Incorporated by reference to the Company's quarterly report on Form 10-Q filed on November 14, 2002.
Incorporated by reference to the Company's annual report on Form 10-K filed on March 30, 2004.
Incorporated by reference to the Company's annual report on Form 10-K/A filed on April 29, 2004.

(b) Reports on Form 8-K.

We furnished a report on Form 8-K dated November 6, 2003 reporting under Item 12 our press release regarding our earnings for the quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its Annual Report on Form 10-K/A to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on April 28, 2004.

DELTATHREE, INC.

By: /s/ Paul C. White
Paul C. White, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Shimmy Zimels	Chief Executive Officer, President and Director (Principal Executive Officer)	March 26, 2004
's/ Paul C. White .'aul C. White	Chief Financial Officer (Principal Accounting and Financial Officer)	March 26, 2004
's/ Noam Bardin Noam Bardin	Chairman of the Board of Directors	March 26, 2004
lan Biran	Director	March 26, 2004
hud Erez	Director	March 26, 2004
Amir Gera	Director	March 26, 2004
oshua Maor	Director	March 26, 2004
ior Samuelson	Director	March 26, 2004

By: /s/ Paul C. White
Paul C. White, Chief Financial Officer
(Attorney-in-fact)

DELTATHREE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Deltathree, Inc.

We have audited the accompanying consolidated balance sheets of Deltathree, Inc. ("the Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 25, 2004

DELTATHREE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	($ in thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,682	$ 5,681
Short-term investments	16,442	15,552
Accounts receivable, net (Note 3)	363	652
Prepaid expenses and other current assets (Note 4)	684	760
Inventory	60	–
Total current assets	19,231	22,645
Property and equipment:		
Telecommunications equipment	14,548	14,344
Furniture, fixtures and other	534	570
Leasehold improvements	4,615	4,615
Computers hardware & software	7,091	6,891
	26,788	26,420
Less accumulated depreciation	(22,481)	(16,968)
Property and equipment, net	4,307	9,452
Deposits	105	100
Total assets	$ 23,643	$ 32,197
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,139	$ 2,306
Deferred revenues	172	334
Other current liabilities (Note 5)	2,100	2,330
Total current liabilities	4,411	4,970
Long-term liabilities:		
Severance pay obligations (Note 6)	91	113
Total liabilities	4,502	5,083
Commitments and contingencies (Note 7)		
Stockholders' equity (Note 8):		
Share capital:		
Class A Common stock, - par value $0.001; authorized 75,000,000 shares; issued and outstanding: 29,490,796 at December 31, 2003; 29,159,772 at December 31, 2002	29	29
Class B Common stock - par value $0.001; authorized 1,000; issued and outstanding: no shares at December 31, 2003 and 2002	–	–
Preferred stock, par value $0.001; authorized 25,000,000 shares; issued and outstanding: no shares at December 31, 2003 and 2002	–	–
Additional paid-in capital	167,168	166,801
Accumulated deficit	(147,846)	(139,506)
Treasury stock at cost: 257,600 shares of Class A Common Stock as of December 31, 2003 and 2002	(210)	(210)
Total stockholder's equity	19,141	27,114
Total liabilities and stockholder's equity	$ 23,643	$ 32,197

The accompanying notes are an integral part of these financial statements

DELTATHREE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,		
	2003	2002	2001
	($ in thousands, except share data)		
Revenues (Note 13):			
Affiliates	$ –	$ –	$ 1,669
Non-affiliates	13,162	12,929	13,991
Total revenues	13,162	12,929	15,660
Costs and operating expenses:			
Cost of revenues (exclusive of $1,539, $1,703 and $1,579 depreciation included in a separate line below, respectively)	8,393	8,934	13,486
Research and development expenses (Note 9)	2,326	3,435	5,648
Selling and marketing expenses	3,325	3,910	7,800
General and administrative expenses (exclusive of non-cash compensation expense shown below)	2,062	2,158	6,982
Non-cash compensation expense	–	270	825
Depreciation and amortization	5,584	6,606	8,996
Write-down of fixed assets (Note 10)	–	–	1,003
Expenses due to cancellation of agreement with a supplier (including non-cash compensation of $1,493) (Note 8b)	–	–	3,628
Impairment of goodwill (Note 11)	–	–	4,151
Total costs and operating expenses	21,690	25,313	52,519
Loss from operations	(8,528)	(12,384)	(36,859)
Interest income, net	245	448	1,677
Loss before income taxes	(8,283)	(11,936)	(35,182)
Income taxes (Note 12)	57	141	552
Net loss	$ (8,340)	$ (12,077)	$ (35,734)
Net loss per share - basic and diluted	$ (0.29)	$ (0.42)	$ (1.23)
Weighted average number of shares outstanding - basic and diluted (number of shares)	28,988,589	28,888,367	29,035,319

The accompanying notes are an integral part of these financial statements

DELTATHREE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
($ in thousands, except share data)

	Class A Common stock		Class B Common stock		Additional paid-in capital	Deferred compensation	Treasury Stock (at cost)	Accumulated deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance at January 1, 2001	9,465,099	$ 9	19,569,459	$ 20	$ 166,733	$ (2,588)	$ –	$ (2,588)	$ 72,479
Exercise of employee options	108,648				68				68
Purchase of treasury stock	(257,600)						(210)		(210)
Cancellation of class B shares	19,569,459	20	(19,569,459)	(20)					–
Amortization of deferred Compensation expense						2,318			2,318
Loss for the year								(35,734)	(35,734)
Balance at December 31, 2001	28,885,606	29	–	–	166,801	(270)	(210)	(127,429)	38,921
Exercise of employee options	16,566	–*			–				–
Amortization of deferred Compensation expense						270			270
Loss for the year								(12,077)	(12,077)
Balance at December 31, 2002	28,902,172	29	–	–	166,801	–	(210)	(139,506)	27,114
Exercise of employee options	331,024	–*			367				367
Loss for the year								(8,340)	(8,340)
Balance at December 31, 2003	29,233,196	$ 29	–	$ –	$ 167,168	$ –	$ (210)	$ (147,846)	$ 19,141

* - Less than $ 1 thousand.

The accompanying notes are an integral part of these financial statements

DELTATHREE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2003	2002	2001
		($ in thousands)	
Cash flows from operating activities:			
Net loss	$ (8,340)	$ (12,077)	$ (35,734)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	5,584	6,606	8,996
Write-down of fixed assets	–	–	1,003
Impairment of goodwill	–	–	4,151
Amortization of deferred compensation	–	270	2,318
Capital loss (gain), net	(17)	(56)	1
Increase (decrease) in liability for severance pay, net	(22)	(78)	22
Provision for losses on accounts receivable	65	81	1,104
Changes in assets and liabilities:			
Decrease in accounts receivable	224	359	1,272
Decrease in other current assets and due from affiliates	76	504	928
Increase in inventory	(60)	–	–
Decrease in accounts payable	(269)	(975)	(3,053)
Decrease in deferred revenues	(162)	(171)	254
Increase in current liabilities and due to affiliates	(230)	(667)	(3,965)
	5,189	5,873	13,031
Net cash used in operating activities	(3,151)	(6,204)	(22,703)
Cash flows from investing activities:			
Purchase of property and equipment	(368)	(403)	(1,558)
Proceeds from sale of property and equipment	48	62	467
Increase (decrease) in deposits	(5)	3	(30)
Net cash used in investing activities	(325)	(338)	(1,121)
Cash flows from financing activities:			
Decrease (increase) in short-term investments	(890)	(1,360)	16,692
Purchase of treasury stock	–	–	(210)
Proceeds from exercise of employee options	367	–	68
Net cash provided by (used in) financing activities	(523)	(1,360)	16,550
Decrease in cash and cash equivalents	(3,999)	(7,902)	(7,274)
Cash and cash equivalents at beginning of year	5,681	13,583	20,857
Cash and cash equivalents at end of year	$ 1,682	$ 5,681	$ 13,583
Supplemental disclosures of cash flow information:			
Cash paid for:			
Taxes	$ 57	$ 236	$ 552
Supplemental schedule of non cash investing and financing activities:			
Acquisition of fixed assets on credit	$ 102	$ 194	$ –
Cancellation of fixed assets in exchange of a payable	$ –	$ 136	$ –

The accompanying notes are an integral part of these financial statements

DELTATHREE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - The Company

Deltathree, Inc. (the "Company"), a Delaware corporation, is a global provider of integrated Voice over Internet Protocol (VoIP) telephony services. The Company was founded in 1996 to capitalize on the growth of the Internet as a communication tool by commercially offering Internet Protocol (IP) telephony services. IP telephony is the real time transmission of voice communications in the form of digitized "packets" of information over the public Internet or a private network, similar to the way in which e-mail and other data is transmitted. The Company's business currently includes the transmission of voice and data traffic for communications carriers, the provision of enhanced Web-based and other communications services to individual consumers and the provision of a total "Hosted Communication Solution" that enables corporate customers and service providers to offer private label telecommunications to their customer bases.

Note 2 - Summary of significant accounting policies

a. Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

c. Financial statements in U.S. dollars

The reporting currency of the Company is the U.S. dollar ("dollar"). The dollar is the functional currency of the Company and its subsidiary. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52. All exchange gains and losses from translation of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

d. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily for allowances for doubtful accounts receivable and the useful lives of fixed assets and intangible assets, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

f. Short-term investments

Short-term investments consist primarily of high liquid debt instruments purchased with an original maturity at the date of purchase of greater than 90 days and investments in mutual funds. Short-term investments are stated at market value.

g. Inventory

Inventory is stated at the lower of cost (principally on a standard cost basis which approximates FIFO) or market.

h. Property and equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, which range from two to five years. Leasehold improvements are amortized based on the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

Note 2 - Summary of significant accounting policies (Cont.)

i. Long lived assets

The Company complies with provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

j. Revenue recognition and deferred revenue

The Company recognizes revenues from Internet telephony services based on minutes (or fractions thereof) of customer usage. The Company records payments received in advance for prepaid services and services to be supplied under contractual agreements as deferred revenue until such related services are provided.

k. Cost of revenues

Cost of revenues is comprised primarily of access, transmission and termination costs based on actual minutes in addition to monthly circuit lease costs.

l. Research and development expenses

Research and development expenses are expensed as incurred.

m. Income taxes

The company provides for income taxes using the liability approach defined by SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences between the tax bases of the assets and liabilities and their reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such time that realization is believed to be more likely than not.

n. Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, the Company's pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

Note 2 - Summary of significant accounting policies (Cont.)

n. Stock-based compensation (Cont.)

	Year ended December 31,		
	2003	2002	2001
		($ in thousands)	
Pro forma net loss:			
Net loss for the year, as reported	$ (8,340)	$ (12,077)	$ (35,734)
Deduct: stock-based compensation determined under APB 25	–	270	825
Add: stock-based compensation determined under SFAS 123	(374)	(2,102)	(3,434)
Pro forma net loss	$ (8,714)	$ (13,909)	$ (38,343)
Net loss per share - basic and diluted:			
As reported	$ (0.29)	$ (0.42)	$ (1.23)
Pro forma	$ (0.30)	$ (0.48)	$ (1.35)

The following assumptions were used for the years 2003, 2002 and 2001: dividend yield of 0.00% for all periods; risk-free interest rate of 2.2%, 4.8% and 6% respectively; an expected life of 3-years for all periods; a volatility rate of 140%, 150% and 70% respectively.

Because the determination of the fair value of all options granted includes an expected volatility factor and since additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of reported net income for future years.

o. Net loss per share

Basic and diluted net loss per share have been computed in accordance with SFAS No. 128, "Earnings Per Share", using the weighted average number of common stock outstanding. Diluted earnings per share give effect to all potential dilutive issuances of ordinary shares that were outstanding during the period. A total of 222,553; 32,746; and 168,212 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2003, 2002 and 2001 respectively.

p. Concentration of credit risk

The Company is subject to concentrations of credit risk, which consist principally of trade accounts receivable and cash and cash equivalents.

The Company maintains its cash balances at various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions.

The majority of the Company's non-carrier customers prepay for their services. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information.

q. Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

Note 2 - Summary of significant accounting policies (Cont.)

r. Derivatives

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, at the beginning of fiscal year 2001. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through the statement of operations. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company use of derivatives is immaterial.

s. Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51.." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company's consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

Note 3 - Accounts receivable, net

Accounts receivable are stated net of an allowance for doubtful accounts of $ 40,000 and $ 81,000 at December 31, 2003 and 2002, respectively.

Note 4 - Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Government of Israel (VAT refund and other)	$ 24	$ 26
Deposits with suppliers	364	378
Prepaid expenses	228	350
Other	68	6
Total prepaid expenses and other current assets	$ 684	$ 760

Note 5 - Other current liabilities

Other current liabilities consist of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Accrued expenses	$ 1,017	$ 977
Employees and related expenses	806	1,127
Other	277	226
Total other current liabilities	$ 2,100	$ 2,330

Note 6 - Severance pay obligations

Deltathree Ltd., the Company's Israeli subsidiary, is subject to certain Israeli law and labor agreements that determine the obligations of Deltathree Ltd. to make severance payments to dismissed employees and to employees leaving the Company under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee's most recent salary. This obligation is partially funded through regular deposits made by Deltathree Ltd. into unaffiliated companies for managers' insurance policies. Amounts funded are controlled by the fund trustees and insurance companies and are not under the control and management of Deltathree Ltd.

Expenses (income) relating to employee termination benefits were $ (8,375), $ 5,000 and $ 128,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The aggregate value of the insurance policies as of December 31, 2003 and 2002 was $409,000 and $408,000 respectively.

Note 7 - Commitments and contingencies

a. Lease commitments

The Company leases offices in New York City for the headquarters of its United States operation with an initial cost of approximately $650,000, increasing annually to $815,000 during the final year of the lease. The lease extends until July 2010 with an option to extend the lease for an additional five years.

On October 2003 the company entered into a sub-lease agreement with a third party to sub-lease approximately 30% of the overall the New York office space. The annual sub-lease income is approximately $148,000 for the first year, increasing annually to $168,000 during the final year of the lease. The sub-lease extends until July 2010.

Note 7 - Commitments and contingencies (Cont.)

a. Lease commitments (Cont.)

Rent expense, net was \$ 695,067, \$ 681,545 and \$ 667,261 for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, the Company leases offices in Israel at an annual cost of \$ 292,000. The lease term that expired on February 2003 contained an option to extend the lease for up to an additional five years. In June 2002 the Company signed an extension agreement for an additional three years, commencing February 2003, at an annual cost of \$202,000.

b. Legal proceedings

The Company, as well as certain of its former officers and directors, have been named as defendants in a number of purported securities class actions in Federal District Court for the Southern District of New York, arising out of our initial public offering in November 1999 (the "IPO"). Various underwriters of the IPO also are named as defendants in the actions. The complaints allege, among other things, that the registration statement and prospectus filed with the Securities and Exchange Commission for purposes of the IPO were false and misleading because they failed to disclose that the underwriters allegedly (i) solicited and received commissions from certain investors in exchange for allocating to them shares of the Company's stock in connection with the IPO and (ii) entered into agreements with their customers to allocate such stock to those customers in exchange for the customers agreeing to purchase additional shares in the aftermarket at predetermined prices. On August 8, 2001, the court ordered that these actions, along with hundreds of IPO allocation cases against other issuers, be transferred to Judge Scheindlin for coordinated pre-trial proceedings. In July 2002, omnibus motions to dismiss the complaints based on common legal issues were filed on behalf of all issuers and underwriters. On February 19, 2003, the Court issued an opinion granting in part and denying in part those motions to dismiss. The complaint against the Company was not dismissed as a matter of law. These cases remain at a preliminary stage and no discovery proceedings have taken place. The Company believes that the claims asserted against it in these cases are without merit and intends to defend vigorously against them. A proposed settlement agreement between the plaintiffs and issuer defendants is in the process of being negotiated and approved.

c. Other marketing and cooperation agreements

The Company has entered into marketing and cooperation agreements with various other companies that maintain sites on the Web. Pursuant to certain of these agreements, the Company is obligated to pay commissions based on revenues derived from such Web links.

Note 8 - Stockholders' equity

a. Share capital

Following the Company's initial public offering, effective December 1999, the Company's stock was listed on the NASDAQ National Market System. On September 17, 2002 the listing of the Company's common stock was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.

b. CNET transaction

On October 20, 1999, the Company issued to CNET Investments, Inc. ("CNET") 1,085,943 shares of common stock and a warrant to purchase 466,028 shares of Class A common stock at an exercise price of \$ 19.31 per share, or approximately \$ 11.0 million in the aggregate, which was received in cash by the Company upon the issuance of the shares. The Company recorded approximately \$ 2.7 million of deferred compensation expense in 1999 related to the issuance of the shares representing the difference between each of the purchase price of the Class A common stock as compared to the initial public offering price of the Class A common stock and the issuance of the warrant (using the Black-Scholes option pricing model for determining the fair value of the warrant).. On July 6, 2001, CNET entered into a share purchase agreement with Atarey (the "CNET Purchase Agreement"). Under the CNET Purchase Agreement, among other things, Atarey purchased all of the shares owned by CNET in accordance with the "tag-along" rights granted to CNET pursuant to their purchase. In addition, the Company entered into a binding development and promotion agreement with CNET in September 1999, which was amended effective July 1, 2000,

Note 8 - Stockholders' equity (Cont.)

b. CNET transaction (Cont.)

whereby CNET provided various promotions to the Company to assist it in promoting its PC-to-Phone product and related services. In consideration for these services, the Company was obligated to pay CNET a total of $11,000,000.

In May 2001 the agreement with CNET was terminated. The Company incurred a one-time expense of approximately $3,628,000 resulting from the cancellation of the agreement. Expenses included a payment to terminate the contract of $1,750,000, the acceleration of the amortization of compensation charges deferred in previous years of $1,493,000 and other related expenses.

c. Stock Options

In November 1999, the Company adopted the 1999 Stock Incentive Plan ("the Plan"). Under the Plan, 4,000,000 shares of Class A were reserved for issuance upon exercise of awards to be granted. In addition, the Company's compensation committee may grant both incentive and non-incentive stock options for shares of Class A common stock of the Company. The options generally have a term of seven years and become exercisable in three equal installments commencing on the first anniversary of the date of the grant. The purchase price per share payable upon exercise of an option is no less than the fair market value of the share at the date of grant.

As of December 31, 2003, options to purchase 2,753,130 shares of Class A were outstanding with exercise prices ranging between $ 0.004 and $15.00 per share.

A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended, is presented below:

	December 31, 2003		December 31, 2002		December 31, 2001	
	Shares	Weighted average Exercise price	Shares	Weighted average Exercise price	Shares	Weighted average Exercise price
Options outstanding at beginning of year	3,449,520	$ 2.87	2,591,205	$ 4.24	1,626,843	$ 8.72
Granted during the year	344,500	$ 1.75	1,335,348	$ 0.98	1,978,416	$ 3.68
Exercised during the year	331,024	$ 1.088	16,566	$ 0.004	50,961	$ 0.004
Forfeited during the year	709,866	$ 4.39	460,467	$ 5.20	963,093	$ 8.77
Outstanding at end of year	2,753,130	$ 2.55	3,449,520	$ 2.87	2,591,205	$ 4.24
Weighted average fair value of options granted during the year	$ 1.75		$ 0.95		$ 2.39	

Note 8 - Stockholders' equity (Cont.)

c. Stock Options (Cont.)

Additional information regarding options outstanding as of December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Outstanding	Weighted average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price
$0.00 – $0.00	11,596	4.0	$ 0.00	11,596	$ 0.00
$0.44 – $0.44	51,500	8.5	$ 0.44	16,162	$ 0.44
$0.74 – $1.07	918,435	7.4	$ 0.99	396,417	$ 0.95
$1.13 – $1.38	847,684	7.0	$ 1.33	847,684	$ 1.33
$1.75 – $2.08	366,763	9.7	$ 1.76	11,596	$ 2.08
$5.11 – $5.11	357,152	5.2	$ 5.11	357,152	$ 5.11
$10.25 – $15.00	200,000	4.6	$ 12.55	200,000	$ 12.55
	2,753,130	7.1	$ 2.55	1,840,607	$ 3.19

Note 9 - Research and development expenses

Research and development expenses consist of the following:

	Year ended December 31,		
	2003	2002	2001
	($ in thousands)		
Salaries and related expenses	$ 1,689	$ 2,462	$ 3,255
Consulting and advisory fees	96	78	655
Travel	22	41	126
Other	519	854	1,612
Total research and development expenses	$ 2,326	$ 3,435	$ 5,648

Note 10 - Write-down of fixed assets

In 2001 the Company incurred a one-time expense of approximately $1,003,000 from the write down of equipment that was purchased in previous periods to support contracts and inter-company agreements between RSL COM and the Company that were cancelled at the time of RSL COM's sale of their majority ownership interest in the Company to Atarey in accordance with FAS 121 (See Note 1).

Note 11 - Impairment of goodwill

During 2001, the telecommunications industries experienced significant and rapid contraction, which was accompanied by a decrease in revenues. In the fourth quarter of fiscal 2001 the Company assessed the value and future benefit of its goodwill pursuant to Accounting Principles Board Opinion No. 17, Intangible Assets ("APB 17") and consequently made a full write-off of the goodwill in the amount of $4,151,000.

Note 12 - Income taxes

a. Provision for income taxes

No provision for income taxes was required for the years ended December 31, 2003, 2002 and 2001 due to net losses in these periods

b. Tax loss carryforwards

As of December 31, 2003, the Company had net operating loss carryforwards generated in the U.S. and Israel of approximately $127,574,000 and $ 6,583,000, respectively. The Company's U.S. net operating loss carryforwards will expire at various dates beginning in 2011 if not utilized. In addition, a portion of those net operating loss carryforwards could be subject to limitation due to changes in ownership of the Company. The Company's net operating losses generated in Israel may be carried forward indefinitely.

c. In accordance with SFAS No. 109, the components of deferred income taxes are as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)	
Net operating losses carryforwards	$ 48,297	$ 45,595
Less valuation allowance	(48,297)	(45,595)
Net deferred tax assets	$ –	$ –

As of December 31, 2003, and 2002, a valuation allowance of $ 48,297,000 and $45,595,000 respectively, is provided as the realization of the deferred tax assets are not assured.

d. Loss before income taxes:

	Year ended December 31, 2003	2002	2001
		(US$ in thousands)	
Domestic	$ 8,240	$ 9,820	$ 26,330
Foreign	43	2,116	8,852
Total	$ 8,283	$ 11,936	$ 35,182

Note 13 - Segment reporting, geographical information and major customers

The Company operates in a single industry segment, IP communications services, and makes business decisions and allocates resources accordingly.

The following table summarizes the Company's revenues and long-lived assets by country. Revenue is attributed to geographic region based on the location of the customers. Long-lived assets are attributed to geographic region based on the country in which the assets are located.

	Year ended December 31,		
	2003	2002	2001
	($ in thousands)		
Revenues:			
United States	$ 4,602	$ 5,077	$ 9,123
Europe	966	984	2,654
South America	817	903	–
Far East	540	1,109	1,413
Middle East	4,040	3,041	1,457
Other	2,197	1,815	1,013
Total revenues	$ 13,162	$ 12,929	$ 15,660
Revenues from major customers exceeding 10% of revenues:			
Affiliates	–	–	11%
Master Reseller - A	19%	–	–

	December 31,	
	2003	2002
	($ in thousands)	
Long-lived assets:		
United States	$ 3,229	$ 7,054
Israel	653	1,554
Europe	360	690
Other	65	154
Total long-lived assets	$ 4,307	$ 9,452

DELTATHREE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Selected Quarterly Financial Information (Unaudited)

	Three Months Ended,			
	March 31	June 30	September 30	December 31
	($ in thousands, except per share data)			
2003				
Total revenues	$ 2,972	$ 2,985	$ 3,320	$ 3,885
Costs and operating expenses:				
Cost of revenues	1,862	1,955	2,010	2,566
Research and development expenses	663	555	562	546
Selling and marketing expenses	783	871	888	783
General and administrative expenses (exclusive of non cash compensation expense shown below)	661	478	463	460
Depreciation and amortization	1,604	1,527	1,313	1,140
Total costs and operating expenses	5,573	5,386	5,236	5,495
Loss from operations	(2,601)	(2,401)	(1,916)	(1,610)
Interest income, net	104	42	73	26
Loss before income taxes	(2,497)	(2,359)	(1,843)	(1,584)
Income taxes	18	4	24	11
Net loss	$ (2,515)	$ (2,363)	$ (1,867)	$ (1,595)
Net loss per share - basic and diluted	$ (0.09)	$ (0.08)	(0.06)	$ (0.06)
Weighted average number of shares outstanding - basic and diluted	28,923,296	28,923,296	28,976,345	29,138,244
2002				
Total revenues	$ 3,337	$ 3,154	$ 3,214	$ 3,224
Costs and operating expenses:				
Cost of revenues	2,557	2,179	2,193	2,005
Research and development expenses	992	880	772	791
Selling and marketing expenses	1,051	1,168	808	883
General and administrative expenses (exclusive of non cash compensation expense shown below)	610	511	623	414
Non cash compensation expense	162	108	–	–
Depreciation and amortization	1,635	1,643	1,675	1,653
Total costs and operating expenses	7,007	6,489	6,071	5,746
Loss from operations	(3,670)	(3,335)	(2,857)	(2,522)
Interest income, net	129	52	194	73
Loss before income taxes	(3,541)	(3,283)	(2,663)	(2,449)
Income taxes	11	–	45	85
Net loss	$ (3,552)	$ (3,283)	$ (2,708)	$ (2,534)
Net loss per share - basic and diluted	$ (0.12)	$ (0.11)	$ (0.09)	$ (0.09)
Weighted average number of shares outstanding - basic and diluted	28,885,606	28,885,606	28,885,606	28,898,738

Officers

Shimmy Zimels
Chief Executive Officer and President

Paul C. White
Chief Financial Officer

Directors

Noam Bardin
Chairman of the Board, deltathree, Inc.

Ilan Biran
Chairman of YES Satelite Television

Ehud Erez
CEO of Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan

Amir Gera
CEO of Green Venture Capital Ltd., CEO of Commutech Holding & Investments Ltd.

Joshua Maor
Chairman of Commutech Holding & Investments Ltd.

Lior Samuelson
Founder and Principle of Mercator Capital

Shimmy Zimels
Chief Executive Officer and President of deltathree, Inc.

Independent Auditors

Brightman Almagor & Co.
(member firm of Deloitte & Touche)
3 Daniel Firsch Street
Tel Aviv, Israel 64731

Legal Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000
(212) 983-3115 fax

Investor Relations

Members of the financial community and shareholders seeking additional information should contact deltathree Investor Relations:

The Global Consulting Group
22 Cortland Street,
14th Floor
New York, NY 10007
Attention: Erik Knettel
(646) 284-9415

Shareholder Account Assistance

Questions concerning stock transfer, lost certificates, address changes, shareholder registration changes or other shareholder matters should be directed to deltathree Stock Transfer Agent and Registrar:

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(212) 936-5100

Requests for additional financial information, such as Forms 10K or 10Q, which are filed with the Securities and Exchange Commission, are available in the Investor Relations section on deltathree's corporate website: www.deltathree.com.

Nasdaq SmallCap Market
Common Stock Symbol: DDDC



Headquarters
75 Broad Street
31st Floor
New York, NY 10004
United States
Tel: 212-500-4850
Fax: 212-500-4888
corpinfo@deltathree.com

Research & Development
Jerusalem Technology Park
Building # 9, 4th Floor
POB 48265 Jerusalem 91481
Israel
Tel: +972-2-649-1222
Fax: +972-2-649-1200

http://www.deltathree.com